     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1997
                                                      REGISTRATION NO. 333-16017
    ------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-1

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                            THERMO OPTEK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 ---------------

      DELAWARE                                  3826                   04-3283973
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

                                 ---------------

                                8E FORGE PARKWAY
                          FRANKLIN, MASSACHUSETTS 02038
                                 (508) 528-0551
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 ---------------

                          SANDRA L. LAMBERT, SECRETARY
                            THERMO OPTEK CORPORATION
                         c/o THERMO ELECTRON CORPORATION
                                 81 WYMAN STREET
                                  P.O. BOX 9046
                        WALTHAM, MASSACHUSETTS 02254-9046
                                 (617) 622-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                 ---------------

                                    Copy To:

                                SETH H. HOOGASIAN
                                 GENERAL COUNSEL
                            THERMO OPTEK CORPORATION
                         c/o THERMO ELECTRON CORPORATION
                                 81 WYMAN STREET
                                  P.O. BOX 9046
                        WALTHAM, MASSACHUSETTS 02254-9046

                                ---------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement has become effective.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. / X /

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. / /

                                 ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------

                                   PROSPECTUS

                                6,481,481 SHARES

                            THERMO OPTEK CORPORATION

                                  COMMON STOCK

                                 ---------------

      This Prospectus relates to the resale of 6,481,481 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Thermo Optek Corporation (the "Company") issuable upon conversion of $96,250,000 principal amount of the Company's outstanding 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures are convertible, at the option of the holder (a "Selling Shareholder"), at a conversion price of $14.85 per share, subject to adjustment for certain events. The Shares may be offered from time to time in transactions on the American Stock Exchange, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected by the sale of Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The sellers of the Shares and any broker-dealer who acts in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                                 ---------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                 ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

      None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the sellers of the Shares) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the sellers of the Shares against certain liabilities under the Securities Act as underwriter or otherwise.

                                 ---------------

      Thermo Optek is a majority-owned subsidiary of Thermo Instrument Systems Inc., a manufacturer of analytical, environmental monitoring and process control instrumentation ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation, a diversified high technology company ("Thermo Electron"). The Common Stock is traded on the American Stock Exchange under the symbol "TOC." On April 23, 1997, the reported closing price of the Common Stock on the American Stock Exchange was $11.00 per share.

                 THE DATE OF THIS PROSPECTUS IS APRIL __, 1997.

                                   THE COMPANY

      Except as otherwise indicated, all information in this Prospectus reflects
(i) three-for-two splits of the Common Stock and of the common stock of Thermo Electron effected on April 11, 1996 and June 5, 1996, respectively, each effected in the form of 50% stock dividends, (ii) the acquisition by the Company of Mattson Instruments and Unicam, former divisions of Analytical Technology, Inc., as of December 1, 1995, the date on which such companies were acquired by Thermo Instrument, and (iii) the acquisition by the Company of A.R.L. Applied Research Laboratories S.A. and VG Elemental, former divisions of Fisons plc, as of March 29, 1996, the date on which such companies were acquired by Thermo Instrument. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                   THE COMPANY

      The Company is a worldwide leader in the development, manufacture and marketing of analytical instruments and has technologies in electro-optic components and systems. The Company's instruments are used in the quantitative and qualitative chemical analysis of elements and molecular compounds in solids, liquids, and gases. These products are used by its customers for productivity enhancement, research and development, quality control, and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical, and petroleum industries; and by forensic laboratories, research organizations, and educational institutions. The Company was incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Instrument. Thermo Instrument is a publicly traded, majority-owned subsidiary of Thermo Electron.

      The Company's name reflects its focus, which is the development, manufacture and marketing of optical spectroscopy technologies and instruments. After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities and businesses of Nicolet Instrument Corporation, which conducts the Company's FT-IR and FT-Raman spectrometer businesses, and Thermo Jarrell Ash Corporation ("TJA"), which conducts the Company's atomic absorption ("AA") and atomic emission ("AE") spectrometer businesses. Nicolet was acquired by Thermo Instrument in 1992. Through its Thermo Vision Corporation subsidiary ("Thermo Vision"), the Company pursues applications of its technologies for cost-effective, application-specific instruments and other opportunities based on optical technologies. In September 1996, the Company announced its intent to spinout Thermo Vision through a distribution of all of its outstanding capital stock in the form of a dividend to the Company's shareholders. See "Business."

      The Company has recently completed several acquisitions. In January 1995, the Company acquired the Analytical Instruments Division of Baird, a manufacturer of arc/spark spectrometers. In February 1996, Thermo Vision acquired both Corion Corporation ("Corion"), a manufacturer of commercial optical filters, and Oriel Corporation ("Oriel"), a manufacturer and distributor of electro-optical instruments and components. See "Business."

      In December 1995, Thermo Instrument acquired the assets of the Analytical Instruments Division of Analytical Technology, Inc. (the "ATI Division"), a manufacturer of analytical instruments, for $42.5 million. In April 1996, the Company acquired the ATI Division's Mattson Instruments ("Mattson") and Unicam businesses from Thermo Instrument for an aggregate purchase price of $36.6 million. These businesses have been included in the Company's historical results of operations from December 1, 1995, the date on which they were acquired by Thermo Instrument. Mattson is a Wisconsin-based manufacturer of FT-IR spectroscopy instruments and Unicam is a Cambridge, UK-based manufacturer of atomic absorption and ultraviolet/visible spectroscopy instruments.

      Effective March 29, 1996, the Company acquired two businesses, A.R.L. Applied Research Laboratories S.A. ("ARL") and VG Elemental, and four associated sales organizations located in South Africa, Austria, Sweden and Canada, from Thermo Instrument for approximately $55.2 million in cash and the assumption of $16.6 million in debt. These businesses were originally part of the Scientific Instruments Division of Fisons plc ("Fisons"), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc., a substantial portion of which was acquired by Thermo Instrument on March 29, 1996. The purchase price is subject to a post-closing adjustment based on a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument. ARL is a Switzerland-based manufacturer of arc/spark AE spectrometers and X-ray fluorescence instruments. VG Elemental is a U.K.-based manufacturer of inductively coupled plasma/mass spectrometers.

      Unless the context requires otherwise, references herein to the Company refer to Thermo Optek Corporation and its subsidiaries and to the predecessor businesses as conducted by Thermo Instrument, including acquired businesses from their dates of acquisition by the Company or Thermo Instrument. As of March 28, 1997, Thermo Instrument owned 93% of the Company's outstanding Common Stock. The Company's principal executive offices are located at 8E Forge Parkway, Franklin, Massachusetts 02038 and its telephone number is (508) 528-0551.

                                  RISK FACTORS

      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Prospectus. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed below.

      An investment in the shares of Common Stock offered hereby involves a high degree of risk. Accordingly, the following factors should be carefully considered in evaluating the Company and its business before purchasing any of such shares.

      Risks Associated with Technological Change, Obsolescence and the Development and Acceptance of New Products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development and testing at the technological, product and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.

      Risks Associated with Acquisition Strategy; No Assurance of a Successful Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. The Company has recently acquired certain businesses within the former analytical instruments division of ATI and the former scientific instruments division of Fisons plc that were initially acquired by Thermo Instrument in December 1995 and March 1996, respectively. Certain of these businesses have low levels of profitability, and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders.

      Possible Adverse Effect From Consolidation in the Environmental Market and Changes in Environmental Regulations. One of the largest markets for the Company's products is environmental analysis. In recent years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Such consolidation may have an adverse impact on certain of the Company's businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, most air, water and soil analysis is conducted to comply with federal, state, local and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

      Possible Adverse Impact of Significant International Operations. Sales outside the United States accounted for approximately 65% of the Company's revenues in 1996, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

      Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability and customer service. The Company's competitors include large multinational corporations and their operating units, including The Perkin-Elmer Corporation and Varian Associates, Inc. These companies and certain of the Company's other competitors have substantially greater financial, marketing and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors. See "Business -- Competition."

      Risks Associated with Protection, Defense and Use of Intellectual Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Business -- Patents, Licenses and Trademarks."

      Potential Conflicts of Interest. For financial reporting purposes, the Company's financial results are included in Thermo Instrument's and Thermo Electron's consolidated financial statements. Certain officers of the Company are also officers of Thermo Instrument, Thermo Electron and/or other subsidiaries of Thermo Electron. Such officers will devote only a portion of their working time to the affairs of the Company. Further, it is an essential element of Thermo Electron's career development program that successful executives and managers be considered for positions of increased responsibility anywhere within the Thermo Electron family of companies. A number of the Company's executives and managers were promoted to their present positions under this policy. There can be no assurance that its present executives and managers will not assume other positions within the Thermo Electron family of companies, causing them to be unavailable to serve the Company or to reduce the amount of time that they devote to the affairs of the Company.

The members of the Board of Directors and officers of the Company who are also affiliated with Thermo Instrument or Thermo Electron will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. In some cases the impact of such decisions could be disadvantageous to the Company while advantageous to Thermo Instrument or Thermo Electron, or vice versa. The Company is also a party to various agreements with Thermo Electron that may limit the Company's operating flexibility. See "Relationship with Thermo Electron and Thermo Instrument."

      Control by Thermo Instrument. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which owns approximately 93% of the voting stock of the Company and which intends to maintain at least an 80% interest in the Company in the future, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's shareholders. See "Relationship with Thermo Electron and Thermo Instrument."

      Shares Eligible for Future Sale and the Potential Adverse Impact on the Market Price for the Common Stock. The 45,000,000 shares of Common Stock owned by Thermo Instrument will become eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") commencing in December 1997. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will be able to cause the Company at any time to register all or a portion of the Common Stock owned by Thermo Instrument under the Securities Act at any time. As of March 29, 1997, the Company had outstanding $96,250,000 aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures are convertible at any time into 6,481,481 shares of Common Stock ($96,250,000 divided by the conversion price of $14.85). The Company has reserved 3,000,000 shares of Common Stock for issuance under its stock-based compensation plans. As of March 29, 1997, options to purchase 2,383,575 shares of Common Stock were outstanding. Additional shares of Common Stock issuable upon exercise of options which have been or may be granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale," and "Relationship with Thermo Electron and Thermo Instrument."

      Lack of Dividends. The Company has never paid any cash dividends on its Common Stock. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                           PRICE RANGE OF COMMON STOCK

      The Company's Common Stock has been publicly traded on the American Stock Exchange since June 7, 1996. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on the American Stock Exchange.


Fiscal 1996                                               High       Low
-----------                                              ------     ------
Second Quarter (June 7, 1996 through
June 29, 1996)                                           $14.00     $12.00
Third Quarter                                            $15.25     $10.75
Fourth Quarter                                           $14.875    $10.50

Fiscal 1997                                               High       Low
-----------                                              ------     ------
First Quarter                                            $14.75     $11.25
Second Quarter                                           $12.125    $10.75
(through April 24, 1997)

      As of April 24, 1997, there were approximately 56 record holders of Common Stock.

                                 DIVIDEND POLICY

      The Company has never paid any cash dividends on the Common Stock. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company as of December 28, 1996, and as adjusted to give effect to the assumed conversion of the Company's 5% Convertible Subordinated Debentures due 2000 at a conversion price equal to $14.85 per share.

                                                     December 28, 1996
                                              ------------------------------
                                                Actual           As Adjusted
                                              ---------          -----------
                                                  (In thousands, except
                                                      share amounts)
Short-term Obligations:
  Notes payable                               $  27,225           $  27,225
  Current maturities of long-term
    obligations                                     511                 511
                                              ---------           ---------
                                                 27,736              27,736
                                              =========           =========
Long-term Obligations:
  5% Convertible subordinated
    debentures, due 2000                      $  96,250           $      --
  Other                                             528                 528
                                              ---------           ---------
                                                 96,778                 528
                                              ---------           ---------
Shareholders' Investment:
  Common stock, $.01 par value,
   100,000,000 shares authorized;
   48,450,000 shares issued and
   outstanding and 54,931,481 shares
   as adjusted (1)                                  485                 549
  Capital in excess of par value                222,123             318,309
  Retained earnings                              28,663              28,663
  Cumulative translation adjustment              (2,107)             (2,107)
                                              ---------           ---------
    Total Shareholders' Investment              249,164             345,414
                                              ---------           ---------
    Total Capitalization (Long-term
       Obligations and Shareholders'
       Investment)                            $ 345,942           $ 345,942
                                              =========           =========

--------------------

(1) Does not include 3,000,000 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. Options to purchase 2,383,575 shares of Common Stock were outstanding under the Company's stock-based compensation plans as of March 29, 1997. See "Management--Compensation of Directors" and "--Compensation of Executive Officers" and Notes 3 and 8 of Notes to Consolidated Financial Statements.

                         SELECTED FINANCIAL INFORMATION

      The selected financial information below as of and for the fiscal years ended December 28, 1996, and December 30, 1995, and for the fiscal year ended December 31, 1994 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. The selected financial information as of and for the fiscal year ended January 1, 1994 and as of December 31, 1994 has been derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, but have not been included in this Prospectus. The selected financial information for the fiscal year ended January 2, 1993, has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis.

                        1996(1)       1995(2)        1994           1993         1992(3)
                       ---------     ---------     ---------     ---------     ---------
                                    (In thousands, except per share amounts)
STATEMENT OF INCOME
  DATA:
Revenues               $ 350,639     $ 212,152     $ 165,398     $ 161,006     $ 102,232
                       ---------     ---------     ---------     ---------     ---------
Costs and Operating
  Expenses:
  Cost of revenues       188,631       108,590        82,124        76,632        50,851
  Selling, general,
    and administra-
    tive expenses         98,316        62,109        46,532        45,778        28,121
  Research and
    development
    expenses              21,979        13,018        10,496        10,593         7,176
                       ---------     ---------     ---------     ---------     ---------
                         308,926       183,717       139,152       133,003        86,148
                       ---------     ---------     ---------     ---------     ---------
Operating Income          41,713        28,435        26,246        28,003        16,084
Interest Income            5,479         1,514            89            58            12
Interest Expense          (6,772)       (2,450)       (1,672)       (2,249)       (1,367)

Income Before
  Provision for
  Income Taxes            40,420        27,499        24,663        25,812        14,729
Provision for
  Income Taxes            17,019        11,490        10,240        10,440         6,848
                       ---------     ---------     ---------     ---------     ---------
Net Income             $  23,401     $  16,009     $  14,423     $  15,372     $   7,881
                       =========     =========     =========     =========     =========
Earnings per
  Share (4)            $     .50     $     .35     $     .32     $     .34     $     .17
                       =========     =========     =========     =========     =========
Weighted Average
  Shares (4)              46,944        45,157        45,157        45,157        45,157
                       =========     =========     =========     =========     =========

                          1996(1)     1995(2)      1994        1993       1992(3)
                         --------------------------------------------------------
                                  (In thousands, except per share amounts)
BALANCE SHEET DATA
  (AT END OF PERIOD):

Working capital          $103,889    $144,541    $ 33,429    $ 31,448    $ 34,148
Total assets              498,358     432,882     230,606     229,034     226,130
Long-term
  obligations              96,778     101,079       1,037       8,589       9,106
Shareholders'
  investment              249,164     220,988     156,175     146,918     149,304

(1) Includes the results of the ARL and VG Elemental divisions of Fisons since their acquisition by Thermo Instrument in March 1996 and the net proceeds from the Company's initial public offering in June and July 1996.

(2) Includes the results of Baird since its acquisition by Thermo Instrument in January 1995 and the Mattson and Unicam divisions of ATI since their acquisition by Thermo Instrument in December 1995. Also reflects the issuance in October 1995 of $96,250,000 principal amount of 5% convertible subordinated debentures due 2000.

(3) Includes the results of the Nicolet since its acquisition by Thermo Instrument in August 1992.

(4) Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      Prior to 1996, the Company's principal operating units included Thermo Jarrell Ash Corporation (TJA), a manufacturer and distributor of atomic absorption (AA) and atomic emission (AE) spectrometry products based in Franklin, Massachusetts, and Nicolet Instrument Corporation (Nicolet), a manufacturer and distributor of Fourier transform infrared (FT-IR) and FT-Raman spectrometry products based in Madison, Wisconsin. During 1996, the Company acquired five additional companies, summarized below, significantly increasing its operations.

      The Company's strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement and augment its existing product lines. Effective December 1, 1995, the Company acquired Mattson Instruments (Mattson), a manufacturer of FT-IR spectroscopy instruments, and Unicam, a manufacturer of AA and ultraviolet/visible spectroscopy instruments, from Thermo Instrument Systems Inc. (Thermo Instrument) (See Note 2 to the Consolidated Financial Statements of the Company). In February 1996, the Company acquired Oriel Corporation (Oriel), a manufacturer and distributor of electro-optical instruments and components, and Corion Corporation (Corion), a manufacturer of commercial optical filters.

      In addition, effective March 29, 1996, the Company acquired A.R.L. Applied Research Laboratories S.A. (ARL), a manufacturer of wavelength-dispersive X-ray fluorescence instruments and arc/spark atomic emission spectrometers, and VG Elemental, a manufacturer of inductively coupled plasma/mass spectrometers, from Thermo Instrument (See Note 2 to the Consolidated Financial Statements of the Company).

      The Company has a subsidiary, Thermo Vision Corporation (Thermo Vision), that addresses the photonics marketplace for optical components, imaging systems, analytical instruments, and lasers. Thermo Vision is pursuing applications of the Company's technologies for cost-effective, application-specific instruments and for optical components, systems, and subassemblies for analytical instrumentation and other applications. In September 1996, the Company announced its intent to spin out Thermo Vision through a distribution of 100 percent of its outstanding capital stock in the form of a dividend to the Company's shareholders. The Company anticipates completing the spinout in 1997. The Company is seeking a Letter Ruling from the Internal Revenue Service stating that this proposed spinout would have no current tax effect on the Company or its shareholders. There can be no assurance that a favorable Letter Ruling will be obtained. The Company would distribute the shares upon receipt of the Letter Ruling and satisfaction of other conditions, including the listing of the Thermo Vision shares on the American Stock Exchange. Thermo Vision, which includes Oriel and Corion, had revenues of $30.5 million and $6.1 million in 1996 and 1995, respectively.

      The Company sells its products on a worldwide basis. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

RESULTS OF OPERATIONS

1996 Compared With 1995

      Revenues increased 65% to $350.6 million in 1996 from $212.2 million in 1995, primarily as a result of the inclusion of $137.2 million from acquisitions (See Note 2 to the Consolidated Financial Statements of the Company). To a lesser extent, revenues increased due to greater product demand, primarily at Nicolet. These increases were offset in part by a decrease of $6.6 million in revenues due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries where the Company operates.

      The gross profit margin declined to 46% in 1996 from 49% in 1995, primarily due to the inclusion of lower-margin revenues from acquired businesses.

      Selling, general, and administrative expenses as a percentage of revenues decreased to 28% in 1996 from 29% in 1995, primarily due to the acquisitions of ARL and VG Elemental. Prior to their acquisition by the Company and throughout 1996, ARL and VG Elemental sold products primarily to other business units formerly part of the Scientific Instruments Division of Fisons plc for marketing and ultimate resale to the customer, and thus the Company's results for 1996 exclude selling, general, and administrative costs relating to these sales. In late 1996, the Company began distributing these products primarily through its existing distribution channels and, therefore the Company expects that selling, general, and administrative expenses as a percentage of revenues at these businesses will increase. However, the Company's goal is to increase the gross profit margin to cover these additional costs by increasing selling prices, as well as through improving product mix and manufacturing efficiencies. There can be no assurance that the Company will be successful in these efforts.

      Research and development expenses as a percentage of revenues were unchanged at 6% in 1996 and 1995.

      Interest income increased to $5.5 million in 1996 from $1.5 million in 1995 as a result of interest income earned on the invested proceeds from the Company's October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures and the June and July 1996 initial public offering of common stock, offset in part by a reduction in interest income as a result of cash expended for acquisitions. Interest expense increased to $6.8 million in 1996 from $2.5 million in 1995, primarily due to interest expense incurred on the Company's 5% subordinated convertible debentures.

      The effective tax rate was 42% in both 1996 and 1995. The effective tax rates exceeded the statutory federal income tax rate due to the impact of state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies, and the inability to provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

1995 Compared With 1994

      Revenues increased 28% to $212.2 million in 1995 from $165.4 million in 1994. Revenues increased $25.9 million and $9.2 million due to the January 1995 acquisition of Baird, a manufacturer of arc/spark spectrometers that was subsequently consolidated into TJA, and the December 1995 acquisitions of Mattson and Unicam. In addition, revenues from Nicolet increased $10.4 million due to increased demand for its products, particularly in Japan and the Pacific Rim and, to a lesser extent, due to currency fluctuations. Overall, revenues increased $5.7 million in 1995 due to the weakness of the U.S. dollar in relation to foreign currencies.

      The gross profit margin declined to 49% in 1995 from 50% in 1994. This decline was primarily due to the inclusion of lower-margin products from Baird and disruption in operations caused by the consolidation of the manufacturing operations of Baird and TJA into a new facility in mid-1995. In addition, increased competition due to the contraction of the environmental market had a negative impact on the margins of TJA in 1995. The U.S. environmental market has been consolidating, which has negatively affected sales of several of TJA's products. The declines at Baird and TJA were offset in part due to improved margins at Nicolet resulting primarily from the weakness of the U.S. dollar in relation to foreign currencies, in particular the Japanese yen and German mark, as well as improved margins for its newly introduced products.

      Selling, general, and administrative expenses as a percentage of revenues increased to 29% in 1995 from 28% in 1994 as a result of higher expenses at Baird prior to the consolidation of Baird's operations with TJA and expanded selling efforts in China and Brazil. Research and development expenses as a percentage of revenues were relatively unchanged at 6% in 1995 and 1994.

      Interest income increased to $1.5 million in 1995 as a result of interest income earned on the invested proceeds from the Company's October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures. Interest expense increased to $2.5 million in 1995 from $1.7 million in 1994, primarily due to interest expense incurred on these debentures.

      The effective tax rate was 42% in both 1995 and 1994. The effective tax rates exceeded the statutory federal income tax rate due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and the inability in 1995 to provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES

      Consolidated working capital was $103.9 million at December 28, 1996, compared with $144.5 million at December 30, 1995. Included in working capital are cash and cash equivalents of $63.6 million at

December 28, 1996, and $116.9 million at December 30, 1995. During 1996, $27.1 million of cash was provided by operating activities. The Company used $8.6 million of cash to reduce its accounts payable, primarily for inventories received in the fourth quarter of 1995, and accounts payable acquired at ARL and VG Elemental.

      The Company's investing activities used $112.6 million of cash in 1996. The Company expended an aggregate of $104.1 million, net of cash acquired, for acquisitions (See Note 2 to the Consolidated Financial Statements of the Company), and $7.5 million for the purchase of property, plant, and equipment. In February 1997, the Company acquired Laser Science, Inc., a manufacturer of nitrogen, tunable dye, and pulsed lasers, for $3.6 million in cash. During 1997, the Company plans to make capital expenditures of approximately $5.0 million.

      The Company's financing activities provided $32.6 million of cash in 1996. In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering for net proceeds of $42.9 million (See Note 3 to the Consolidated Financial Statements of the Company). During 1996, the Company repaid $10.4 million of short- and long-term borrowings.

      Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                    BUSINESS

      The Company is a worldwide leader in the development, manufacture, and marketing of analytical instruments and has technologies in electro-optic components and systems. The Company's instruments are used in the quantitative and qualitative chemical analysis of elements and molecular compounds in solids, liquids, and gases. These products are used by its customers for productivity enhancement, research and development, quality control, and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical, and petroleum industries; and by forensic laboratories, research organizations, and educational institutions. The Company was incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Instrument. Thermo Instrument is a publicly traded, majority-owned subsidiary of Thermo Electron.

      An element of the Company's strategy is to combine its internal growth with the acquisition of complementary products and technologies. In December 1995, Thermo Instrument acquired the assets of the Analytical Instruments Division of Analytical Technology, Inc. (the "ATI Division"), a manufacturer of analytical instruments, for $42.5 million. In April 1996, the Company acquired the ATI Division's Mattson and Unicam businesses from Thermo Instrument for an aggregate purchase price of $36.6 million. These businesses have been included in the Company's historical results of operations from December 1, 1995, the date on which they were acquired by Thermo Instrument. Mattson is a Wisconsin-based manufacturer of FT-IR spectroscopy instruments and Unicam is a Cambridge, UK-based manufacturer of atomic absorption and ultraviolet/visible spectroscopy instruments.

      Effective March 29, 1996, the Company acquired two businesses, A.R.L. Applied Research Laboratories S.A. ("ARL") and VG Elemental, and four associated sales organizations located in South Africa, Austria, Sweden and Canada, from Thermo Instrument for approximately $55.2 million in cash and the assumption of $16.6 million in debt. These businesses were originally part of the Scientific Instruments Division of Fisons plc ("Fisons"), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc., a substantial portion of which was acquired by Thermo Instrument on March 29, 1996. The purchase price is subject to a post-closing adjustment based on a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument. ARL is a Switzerland-based manufacturer of arc/spark AE spectrometers and X-ray fluorescence instruments. VG Elemental is a U.K.-based manufacturer of inductively coupled plasma/mass spectrometers.

      In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $13.50 per share for net proceeds of $42.9 million. In October 1995, the Company issued and sold $96.3 million principal amount of 5% subordinated convertible debentures due 2000. The debentures are convertible into shares of the Company's common stock at a conversion price of $14.85 per share and are guaranteed on a subordinated basis by Thermo Electron. As of December 28, 1996, Thermo Instrument owned 45,000,000 shares of the common stock of the

Company, representing 93% of such stock outstanding. Thermo Instrument develops, manufactures, and markets instruments used to detect and measure air pollution, radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids, as well as to control and monitor various industrial processes. As of December 28, 1996, Thermo Electron owned 144,900 shares of the common stock of the Company, representing 0.3% of such stock outstanding. These shares were purchased during 19961 in the open market for a total purchase price of $1,967,000. Thermo Electron is a world leader in environmental monitoring and analysis instruments, biomedical products such as heart-assist devices and mammography systems, paper-recycling and papermaking equipment, biomass electric power generation, and other specialized products and technologies. Thermo Electron also provides a range of services related to environmental quality.

LINES OF BUSINESS

      Analytical instruments are generally classified by their principal operating technologies. The Company's atomic emission ("AE") and atomic absorption ("AA") spectrometers comprise its elemental analysis product line, and FT-IR and FT-Raman spectrometers comprise its molecular analysis product line. In addition, through Thermo Vision, the Company addresses the photonics marketplace for optical components, imaging systems, analytical instruments, and lasers. Thermo Vision develops and manufactures cost-effective, application-specific instruments, as well as components, systems, and subassemblies for analytical instruments.

ELEMENTAL ANALYSIS - AE AND AA SPECTROMETERS

      The Company produces a range of AE and AA spectrometers that are used to detect and measure metals and other elements in solid and liquid samples from ultratrace (parts per billion) to major concentrations. These instruments are used in a wide variety of applications, including testing environmental samples, such as soil and water, and food and drugs; analyzing blood, urine, and animal tissue; and process quality control and product quality assurance. The Company sells its products to customers in a wide range of industries, including those in manufacturing industries such as producers of aircraft, automobiles and trucks, computers, chemicals, food, pharmaceuticals, and primary metals; service industries such as waste management companies and commercial testing laboratories; and government and university laboratories.

      In AE spectrometers, the samples are excited by an energy source, causing the sample atoms to emit radiation. The radiation is then dispersed by a grating into its component light wavelengths, which are detected by a photo multiplier tube or a solid state detector. Each element has a characteristic wavelength that acts as a "fingerprint" for that element, which the instrument compares against a library of spectra for identification. The resulting data may be stored and manipulated by computer. AE spectrometers use either an electrical discharge ("arc/spark") or a high frequency inductively coupled plasma ("ICP") as the energy source.

--------

1 References to 1996, 1995, and 1994 herein are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

      Arc/spark instruments are used primarily for solid samples in highly capital-intensive processes such as steel and other primary metal production, foundries that fabricate raw metals, and production of products such as pipe and machine parts. Customers in these industries use the arc/spark instrument in near line quality control as part of the production process. Due to the high cost of these processes, the minimization of downtime and the maintenance of quality control are critical. For these reasons, reliability is frequently the most important feature to an arc/spark user. ARL, acquired in 1996, is a worldwide supplier of spectrochemical instrumentation based on arc/spark optical emission spectrometry and wavelength dispersive x-ray fluorescence ("WDXRF") spectrometry. WDXRF spectrometers offer elemental analysis of a wide variety of materials in a highly precise and generally nondestructive manner.

      ICP spectrometers are used for both solid and liquid samples and allow for simultaneous multi-element testing. The largest users of ICP instruments are public and private environmental laboratories, which must test for multiple elements but which have well defined testing objectives. These users test for compliance with applicable environmental regulations, which prescribe the specific pollutants and concentrations to be identified. The Company has recently developed the first ultratrace ICP spectrometer that incorporates a solid state detector, the IRIS(TM), and the first combined optical emission mass spectrometer, the POEMS(R), which allows customers to perform with one instrument analyses that previously would have required multiple instruments. In addition, the IRIS incorporates Windows(TM)-based software that facilitates use of the instrument with relatively minimal training. ICP instruments can also be coupled with a mass spectrometer ("ICP/MS") to provide detection at the parts per trillion level. This high level of sensitivity is often required by semiconductor, pharmaceutical, and chemical companies in both research and development and quality control functions. The Company has recently introduced the second generation of its POEMS ICP/MS, which incorporates several significant advances, including automated sample preparation and Windows-based software. POEMS is the first ICP/MS instrument to integrate a CID detector, which enhances the flexibility of the instrument. VG Elemental, acquired in November 1996, manufactures ICP/MS instruments that are utilized in the environmental, nuclear, semiconductor, biological, metals, and chemicals industries where critical, ultratrace detection of elements is required.

      Due to their sensitivity and relatively low cost, AA spectrometers are the instrument of choice for environmental applications. Certain of the EPA's protocols for the determination of toxic metals in water and wastes are written for AA spectrometers. In addition to environmental testing, AA spectrometers are used in biological testing and for testing in the agricultural and petroleum industries. AA spectrometers use a graphite furnace or flame to heat the sample and incorporate a hollow cathode lamp that contains the element to be measured. Because the hollow cathode lamp radiates at the same wavelength as the sample atoms, the sample atoms absorb radiation from the lamp, and the detector measures this absorption. The 1996 acquisition of Unicam has increased the Company's product base in AA spectrometers, as well as its presence in the European market, and will complement its other products and presence in the environmental, life science research, pharmaceutical, and chemical markets.

MOLECULAR ANALYSIS - FT-IR AND FT-RAMAN SPECTROMETERS

      Thermo Optek is among the world's largest manufacturers of molecular analysis instruments that utilize FT-IR and FT-Raman spectroscopic techniques. Using these "vibrational" spectroscopic techniques, customers are able to nondestructively analyze liquids and solids for their molecular composition. These techniques permit the analysis of samples in their packaging, which eliminates much of the time involved with sample preparation.

      The Company's FT-IR and FT-Raman spectrometers are used principally in research and development and quality control in a variety of industries. Chemical and pharmaceutical companies use FT-IR and FT-Raman spectrometers for verification, identification, and quantification of chemical materials and mixtures because of the superior ability of these instruments to provide detailed structural information. Other applications involve analysis of total petroleum hydrocarbon content and other contamination in soil and water, and monitoring of industrial waste streams.

      The Company also offers several lines of infrared microscopes and micro-imaging accessories. The Company believes it is the world's leading supplier of these devices, which are utilized, individually or in conjunction with FT-IR spectrometers, to obtain the infrared spectrum of small samples in the range from 20 to 1000 microns.

THERMO VISION CORPORATION

      Through its Thermo Vision subsidiary, the Company addresses the photonics marketplace for optical components, imaging systems, analytical instruments, and lasers. Thermo Vision is pursuing applications of its photonics technologies in a wide array of markets such as dental imaging, semiconductor processing, high-energy physics, and nuclear inspection, in addition to analytical instrumentation. Within instrumentation, Thermo Vision addresses the market for cost-effective, application-specific instruments and for optical components, systems, and subassemblies for analytical instrumentation. The Company believes that there is a trend in the market for analytical instruments toward the development of lower-cost instruments that are easy to use and capable of performing discrete analyses accurately and reliably. Thermo Vision is building a sales and service channel for optical components and lower-cost instruments that cannot be effectively or profitably sold or serviced through the channels used for larger, higher-performance analytical instruments.

      In February 1996, Thermo Vision acquired Corion Corporation ("Corion"), a manufacturer of commercial optical filters, for $5.1 million in cash and Oriel Corporation ("Oriel"), a manufacturer and distributor of electro-optical instruments and components, for $11.8 million in cash and the assumption of $0.7 million in debt. In addition, Thermo Vision acquired Laser Science, Inc. ("LSI"), a manufacturer of nitrogen, tunable dye, and pulsed lasers, in February 1997 for $3.6 million in cash. The Company believes that these acquisitions will further Thermo Vision's strategic move into the photonics marketplace by broadening its product offerings and providing a base for low-cost distribution.

      In 1996 and 1995, the Company derived revenues of $30.5 million and $6.1 million, respectively, from its Thermo Vision businesses.

      In September 1996, the Company announced its intent to spin out Thermo Vision through a distribution of all of its outstanding capital stock in the form of a dividend to the Company's shareholders. The Company anticipates completing the spinout in 1997, and is seeking a Letter Ruling from the Internal Revenue Service stating that the proposed spinout will have no current tax effect on Thermo Optek or its shareholders. The Company would distribute the shares upon receipt of the Letter Ruling and satisfaction of other conditions, including the listing of the Thermo Vision shares on the American Stock Exchange. Upon completion of this proposed transaction, Thermo Vision would be a majority-owned subsidiary of Thermo Instrument.

SALES AND MARKETING

      The Company markets its instruments internationally through its own worldwide sales force and through a network of dealers and distributors. In addition, the Company sells certain components and instruments pursuant to original equipment manufacturer ("OEM") arrangements under which third parties purchase and resell the Company's products. The Company's sales force is supported throughout the world by a customer support group which provides training, instrument servicing, and parts replacement.

NEW PRODUCTS; RESEARCH AND DEVELOPMENT

      The Company maintains active programs for the development of new technologies and the enhancement of existing products. In addition, the Company seeks to develop new applications for its products and technologies. Research and development expenses for the Company were $22.0 million, $13.0 million, and $10.5 million in 1996, 1995, and 1994, respectively.

RAW MATERIALS

      Raw materials, components, and supplies purchased by the Company are either available from a number of different suppliers or from alternative sources that could be developed without a material adverse effect on the Company. To date, the Company has experienced no difficulties in obtaining these materials.

PATENTS, LICENSES, AND TRADEMARKS

      The Company's policy is to protect its intellectual property rights, including applying for and obtaining patents when appropriate. The Company holds numerous patents relating to its technologies, with additional patents pending. The Company also enters into licensing agreements with other companies and government agencies in which it grants or receives rights to specific patents and technical know-how. The Company also considers technical know-how, trade secrets, and trademarks to be important to its business.

SEASONAL INFLUENCES

      There are no significant seasonal influences on the Company's sales of its products.

WORKING CAPITAL REQUIREMENTS

      There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on the Company's working capital.

DEPENDENCY ON A SINGLE CUSTOMER

      No single customer accounted for more than 10% of the Company's total revenues in any of the past three years.

BACKLOG

      The Company's backlog of firm orders was $67.2 million and $50.1 million as of December 28, 1996, and December 30, 1995, respectively. The Company believes that substantially all of the backlog at December 28, 1996, will be shipped or completed during 1997. The Company does not believe that the size of its backlog is necessarily indicative of intermediate or long-term trends in its business.

COMPETITION

      The Company competes in each of its markets primarily on performance, reliability, customer service, and price. In the market for AE and AA spectrometers and ICP/MS instruments, the Company competes primarily with The Perkin-Elmer Corporation and, to a lesser extent, Varian Associates, Inc. The Company competes in the arc/spark market primarily with Spectro. In the FT-IR and FT-Raman markets, the Company competes primarily with Perkin-Elmer; the Digilab division of Bio-Rad Laboratories, Inc.; Bruker Instruments, Inc.; and Bomem Inc. The Company entered the market for UV/Vis instruments with its acquisition of Unicam in 1996. The primary competitors in this market are Perkin-Elmer, Shimadzu, and Hewlett-Packard Co.

ENVIRONMENTAL PROTECTION REGULATIONS

      The Company believes that compliance by the Company with federal, state, and local environmental protection regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

NUMBER OF EMPLOYEES

      As of December 28, 1996, the Company employed approximately 2,065 people.

FACILITIES

      The Company owns approximately 600,000 square feet of office and manufacturing space in Wisconsin, Colorado, England and Switzerland, and leases an additional 600,000 square feet of office and manufacturing space under lease expiring from 1997 through 2013, principally in Massachusetts, Connecticut and England. The Company believes that its facilities are in good condition and are suitable and adequate to meet current needs.

                        RELATIONSHIP WITH THERMO ELECTRON
                              AND THERMO INSTRUMENT

      The Company was organized in August 1995 as a wholly owned subsidiary of Thermo Instrument. Thermo Instrument has contributed all of the assets, liabilities and businesses of Nicolet and TJA to the Company in exchange for 45,000,000 shares of Common Stock of the Company. Thermo Electron holds $10 million principal amount of the Company's 5% Convertible Subordinated Debentures.

      Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created several publicly and privately held subsidiaries, and Thermo Instrument has created the Company as a publicly held, majority owned subsidiary. From time to time, Thermo Electron and its subsidiaries will create other majority owned subsidiaries as part of its spinout strategy. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")

      Thermo Instrument develops, manufactures, and markets instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. For its fiscal year ended December 28, 1996, Thermo Instrument had consolidated revenues of $1,209,362,000 and consolidated net income of $132,751,000.

      Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, paper-recycling and papermaking equipment, alternative-energy systems, industrial process equipment and other specialized products. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended December 28, 1996, Thermo Electron had consolidated revenues of $2,766,002,000 and consolidated net income of $190,816,000.

THE THERMO ELECTRON CORPORATE CHARTER

      Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries has adopted the Thermo Electron

Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

      To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

      The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo

Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

      As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. In 1994, 1995 and 1996, Thermo Electron assessed the Company an annual fee for these services equal to 1.25%, 1.20% and 1%, respectively, of the Company's revenues. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1995 and 1996, Thermo Electron assessed the Company $2,546,000 and $3,506,000, respectively, in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

TAX ALLOCATION AGREEMENT

      The Company has entered into a Tax Allocation Agreement with Thermo Electron which outlines the terms under which the Company will be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermo Instrument and Thermo Instrument owns at least 80% of the outstanding Common Stock of the Company. In years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns.

MASTER GUARANTEE REIMBURSEMENT AGREEMENTS

      The Company has entered into a Master Guarantee Reimbursement Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron pursuant to which Thermo Instrument has guaranteed the Company's obligation to so reimburse Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees Thermo Instrument issues on the Company's behalf.

RELATED PARTY TRANSACTIONS

      From time to time, the Company may transact business with other companies in the Thermo Group. During fiscal 1996, these transactions included the following:

      The Company leases office and manufacturing space to ThermoSpectra Corporation ("ThermoSpectra"), a majority-owned subsidiary of Thermo Instrument, and Nicolet Biomedical Inc. ("Nicolet Biomedical"), a wholly owned subsidiary of Thermo Electron, pursuant to an arrangement whereby the Company charges ThermoSpectra and Nicolet Biomedical their allocated share of the occupancy expenses of the Company's principal Wisconsin facility, based on the space ThermoSpectra and Nicolet Biomedical utilize. The Company recorded operating lease income of $913,000 in 1996 from these affiliates. These leases are effective until December 31, 1998, but may be terminated by ThermoSpectra and Nicolet Biomedical upon 30 days' prior notice to the Company.

      The Company purchases and sells products in the ordinary course of business with other subsidiaries of Thermo Electron. In 1996, the Company sold a total of $28,155,000 of products to Thermo Electron subsidiaries and purchased a total of $8,680,000 of products from such companies.

      During 1996, the Company acquired various businesses from Thermo Instrument. In April 1996, the Company acquired the Mattson Instruments and Unicam Divisions of Analytical Technology, Inc. for $36,558,000 in cash. In November 1996, the Company acquired Applied Research Laboratories S.A., V.G. Elemental and four related sales offices for an aggregate of $55,196,000 in cash and the assumption of $16,593,000 in debt. The purchase price paid by the Company is subject to a post-closing adjustment to be negotiated with the former owner of these businesses by Thermo Instrument. (See Note 2 to the Consolidated Financial Statements of the Company.)

MISCELLANEOUS

      The Company's cash equivalents are invested in a repurchase agreement with Thermo Electron, pursuant to which the Company in effect lends cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. (See
Note 1 to Consolidated Financial Statements of the Company.)

                                   MANAGEMENT

The Directors and executive officers of the Company are as follows:

NAME                         AGE     POSITION
----                         ---     --------
Earl R. Lewis ...........    53      Chief Executive
                                     Officer and Director

Dr. Robert J. Rosenthal .    40      President and Chief
                                     Operating Officer

John N. Hatsopoulos .....    62      Vice President and
                                     Chief Financial
                                     Officer

Kristine A. Langdon .....    38      Vice President

Paul F. Kelleher ........    54      Chief Accounting
                                     Officer

Arvin H. Smith ..........    67      Chairman of the Board
                                     and Director

Dr. George N. Hatsopoulos    70      Director

Stephen R. Levy(1) ......    56      Director

Robert A. McCabe(1) .....    62      Director

----------

(1) Member of the Audit and Human Resources Committees.

      All of the Company's Directors are elected annually and hold office until their respective successors are elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Messrs. Lewis, Hatsopoulos and Kelleher are employees of Thermo Electron and certain of its subsidiaries other than the Company, but devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. Mr. Lewis is also Executive Vice President and Chief Operating Officer of Thermo Instrument, and is responsible for certain operations within Thermo Instrument that are not related to the Company's operations.

      Earl R. Lewis has been Chief Executive Officer and a Director of the Company since its inception in August 1995. He also served as the Company's President from August 1995 to April 1997. Mr. Lewis has been President and Chief Operating Officer of Thermo Instrument since March 1997 and January 1996, respectively, was Executive Vice President of

Thermo Instrument from January 1996 to March 1997, was a Senior Vice President of Thermo Instrument from January 1994 to January 1996, and was a Vice President of Thermo Instrument from March 1992 to January 1994. Mr. Lewis is a director of Thermo BioAnalysis Corporation, ThermoQuest Corporation, ThermoSpectra Corporation and Trex Medical Corporation.

      Robert J. Rosenthal was named President of the Company in April 1997, having served as its Executive Vice President and Chief Operating Officer since December 6, 1997. Prior to that time, Dr. Rosenthal served as the Company's Senior Vice President since its inception in August 1995. Since 1984 he has served in various capacities at Nicolet, and was named President of that company in 1993.

      John N. Hatsopoulos has served as a Vice President and the Chief Financial Officer of the Company since its inception in August 1995. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988. Mr. Hatsopoulos has been President of Thermo Electron since January 1997, Chief Financial Officer of Thermo Electron since 1988 and was an Executive Vice President of Thermo Electron from 1986 until January 1997. Mr. Hatsopoulos is the brother of Dr. George N. Hatsopoulos, a Director of the Company.

      Kristine A. Langdon has been Vice President of the Company since its inception in August 1995. She was named President of Thermo Jarrell Ash in January 1996 and has served as Chief Executive Officer and President of Thermo Vision since its inception in January 1995. Ms. Langdon was Special Assistant to the Presidents of Thermo Electron and Thermo Instrument from August 1991 to April 1994 and Director of Business Development of Thermo Jarrell Ash from April 1994 until being named President of Thermo Vision. From 1987 to 1991, Ms. Langdon was employed by McKinsey & Co., a management consulting firm, most recently as an engagement manager.

      Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception in August 1995. Mr. Kelleher has been Vice President, Finance of Thermo Electron since 1987 and served as its Controller from 1982 to January 1996. He is a director of ThermoLase Corporation.

      Arvin H. Smith has been a Director of the Company since its inception in August 1995. Mr. Smith has been the Chairman of the Board and Chief Executive Officer of Thermo Instrument since March 1997 and 1986, respectively, and was President of Thermo Instrument from 1986 to March 1997. Mr. Smith also has been an Executive Vice President of Thermo Electron since 1991 and a Senior Vice President of Thermo Electron from 1986 to 1991. Mr. Smith is also a Director of Thermo BioAnalysis Corporation, Thermo Instrument, Thermo Power Corporation, ThermoQuest Corporation and ThermoSpectra Corporation.

      George N. Hatsopoulos has been Chairman of the Board of Directors of the Company since its inception in August 1995. He has served as Chairman and Chief Executive Officer of Thermo Electron since he founded that company in 1956 and as its President from 1956 to January 1997. Dr. Hatsopoulos is also a director of Photoelectron Corporation, Thermo Ecotek Corporation, Thermo Electron, Thermo Fibertek Inc., Thermo

Instrument, Thermedics Inc., ThermoQuest Corporation and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of John N. Hatsopoulos, a Vice President and the Chief Financial Officer of the Company.

      Stephen R. Levy has been a Director of the Company since November 1995. Since November 1995, Mr. Levy has been President of The Apogee Group, Inc., a private venture capital company that he founded. Mr. Levy served as Chairman of the Board and Chief Executive Officer of BBN Corporation, a high technology company, from 1983 to 1994 and was President and Chief Executive Officer of BBN Corporation from 1976 to 1983. He retired from BBN Corporation in 1995 and is currently its Chairman Emeritus. He is also a director of BBN Corporation and OneWave, Inc.

      Robert A. McCabe has been a Director of the Company since March 1996. He has served as President of Pilot Capital Corporation, which is engaged in private investments and provides acquisition services, since 1987. Prior to that time, Mr. McCabe was a Managing Director of Lehman Brothers Inc., an investment banking firm. Mr. McCabe is also a director of Borg-Warner Security Corporation, Church & Dwight Company and Thermo Electron.

COMPENSATION OF DIRECTORS

      Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $4,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors fees is made quarterly.

      Dr. G. Hatsopoulos and Messrs. Lewis and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

      Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Instrument or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Instrument or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred

Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. A total of 75,000 shares of Common Stock have been reserved for issuance under the Deferred Compensation Plan. As of March 1, 1997, deferred units equal to 556.47 shares of Common Stock were accumulated under the Deferred Compensation Plan.

      Directors Stock Option Plan. The Company has adopted a directors stock option plan (the "Plan") providing for the grant of stock options to purchase shares of the Common Stock to outside Directors (Directors who are not employees of the Company or any of its affiliates) as additional compensation for their service as Directors. The Plan provides for the grant of stock options upon a Director's initial appointment and, beginning in 2000, awards options to purchase 1,000 shares annually to outside Directors. A total of 225,000 shares of Common Stock have been reserved for issuance under the Plan.

      Under the Plan, each eligible Director was granted an option to purchase 45,000 shares of Common Stock upon the effective date of the Company's initial public offering. In addition, each new outside director who joined the Board of Directors during 1996 was granted an option to purchase 45,000 shares of Common Stock. The size of the award to new Directors appointed to the Board of Directors after 1996 is reduced by 11,250 shares in each subsequent year. Outside directors who join the Board of Directors after 1999 would not receive an option grant upon their appointment or election to the Board of Directors, but would be eligible to participate in the annual option awards described below. Options evidencing initial grants to Directors are exercisable six months after the date of grant. The shares acquired upon exercise are subject to restrictions on transfer and the right of the Company to repurchase such shares at the exercise price in the event the Director ceases to serve as a Director of the Company or any other Thermo Electron company. The restrictions and repurchase rights lapse or are deemed to have lapsed in equal annual installments of 11,250 shares per year, starting with the first anniversary of the grant date, provided the Director has continuously served as a Director of the Company or any other Thermo Electron company since the grant date. These options expire on the fifth anniversary of the grant date, unless the Director dies or otherwise ceases to serve as a Director of the Company or any other Thermo Electron company prior to that date.

      Outside Directors will also receive an annual grant of options to purchase 1,000 shares of Common Stock, commencing with the Annual Meeting of the Company's stockholders to be held in 2000. The annual grant will be made at the close of business on the date of each annual meeting of stockholders of the Company to each eligible Director then holding office. Options evidencing annual grants may be exercised at any time from and after the six-month anniversary of the grant date of the option and prior to the expiration of the option on the third anniversary of the grant date. Shares acquired upon exercise of the options would be subject to repurchase by the Company at the exercise price if the recipient ceased to serve as a Director of the Company or any other Thermo Electron company prior to the first anniversary of the grant date.

         The exercise price for options granted under the Plan is the average of the closing prices reported by the American Stock Exchange (or other principal exchange in which the Common stock is then traded) for the five trading days immediately preceding and including the date the option is granted or, if the shares are not then traded, at the last price paid per share by independent investors in an arms-length transaction with the Company prior to the option grant.

         As of March 1, 1997, options to purchase 135,000 shares of Common Stock were available for future grant under the Plan.

         Stock Ownership Policies for Directors. During 1996, the Human Resources Committee of the Board of Directors (the "Committee") established a stock holding policy for directors. The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock. Directors are requested to achieve this ownership level by the 1998 Annual Meeting of Stockholders. Directors who are also executive officers of the Company are required to comply with a separate stock holding policy established by the Committee in 1996.

         In addition, the Committee adopted a policy requiring directors to hold a certain number of shares of the Company's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option. This policy is also applicable to executive officers.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

         The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and its two other most highly compensated executive officers for the last two fiscal years. No other executive officer of the Company met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules.

         The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Corporate Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."



                           SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------
                                                                              LONG TERM
                                                                             COMPENSATION
                                            ANNUAL COMPENSATION              ------------
                                            --------------------        SECURITIES UNDERLYING
NAME AND PRINCIPAL          FISCAL                                     OPTIONS (NO. OF SHARES        ALL OTHER
POSITION                     YEAR          SALARY          BONUS         AND COMPANY(1)           COMPENSATION(2)
-----------                -------         ------          -----       ----------------------     ---------------
Earl R. Lewis               1996          $ 72,000        $ 64,000       225,000(TOC)               $11,550(4)
Chief Executive                                                            2,000(TFG)
Officer(3)                                                                 2,000(TLT)
                                                                           2,000(TSR)

                            1995          $123,250        $ 76,500          150(TMO)                $ 6,750
                                                                           7,500(TBA)
                                                                           5,000(TLZ)
---------------------------------------------------------------------------------------------------------------------

Robert J. Rosenthal         1996          $135,000        $120,000       112,500(TOC)               $ 4,500
 President and                                                               150(TMO)
 Chief Operating                                                          10,000(TMQ)
 Officer(5)

                            1995          $119,945        $ 97,000        15,000(TMO)               $ 4,500
                                                                           2,000(TBA)


---------------------------------------------------------------------------------------------------------------------

Kristine A. Langdon         1996          $100,000        $ 40,000        75,000(TOC)                $ 5,344
 Vice President                                                            5,000(TMQ)

                            1995          $ 93,000        $ 35,000            --                     $ 5,198

---------------------------------------------------------------------------------------------------------------------

----------

(1) Options granted by the Company are designated in the table as "TOC". In addition, the named executive officers have been granted options to purchase common stock of Thermo Electron companies from time to time as part of Thermo Electron's stock option program. Options have been granted to the named executive officers during the last two fiscal years in the following Thermo Electron companies: Thermo Electron (designated in the table as TMO), Thermo BioAnalysis Corporation (designated in the table as TBA), Thermo Fibergen Inc. (designated in the table as TFG), ThermoLase Corporation (designated in the table as
         TLZ), ThermoLyte Corporation (designated in the table as TLT), ThermoQuest Corporation (designated in the table as TMQ) and Thermo Sentron Inc. (designated in the table as TSR).

(2) Represents the amount of matching contributions made by the individual's employer on behalf of the named executive officers participating in the Thermo Electron 401(k) Plan or the Nicolet Retirement Savings Plan.

(3) Mr. Lewis was appointed Chief Executive Officer of the Company in August 1995 and Vice President of Thermo Electron in September 1996. Mr. Lewis was also appointed Chief Operating Officer of Thermo Instrument effective January 1996, and as such, is responsible for the day-to-day operations of Thermo Instrument. A portion of Mr. Lewis' annual cash compensation (salary and bonus) has been allocated to and paid by Thermo Instrument and Thermo Electron in each of the last two fiscal years for the time he devoted to his responsibilities to these companies. The annual cash compensation (salary and bonus) reported in the table for Mr. Lewis represents the amount paid by the Company and all other sources for Mr. Lewis' services as its Chief Executive Officer. For calendar 1996 and 1995, approximately 40% and 85%, respectively, of Mr. Lewis' salary and bonus earned in all capacities throughout the Thermo Electron organization was paid by the Company for his services as Chief Executive Officer.

(4) In addition to the matching contribution referred to in footnote (2), such amount includes $4,800, which represents the amount of compensation attributable to an interest-free loan provided to Mr. Lewis pursuant to the Company's stock holding assistance plan. See "Stock Holding Assistance Plan."

(5) Dr. Rosenthal was appointed President of the Company in April 1997. He was appointed an Executive Vice President and Chief Operating Officer of the Company in December 1996. Prior to that date, he was a Senior Vice President of the Company.

STOCK OPTIONS GRANTED DURING FISCAL 1996

         The following table sets forth information concerning individual grants of stock options made during fiscal 1996 to the Company's Chief Executive Officer and the other named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1996.


                                         OPTION GRANTS IN FISCAL 1996
--------------------------------------------------------------------------------------------------------------------

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                                                    PERCENT OF                              ANNUAL RATES OF STOCK
                                                    TOTAL OPTIONS                           PRICE APPRECIATION FOR
                             NUMBER OF SECURITIES   GRANTED TO      EXERCISE                    OPTION TERM(2)
                             UNDERLYING OPTIONS     EMPLOYEES IN    PRICE PER  EXPIRATION   ------------------------
NAME                         GRANTED(1)             FISCAL YEAR     SHARE      DATE               5%         10%
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Earl R. Lewis(3)............    225,000 (TOC)         12.1%         $12.00     04/11/08      $2,148,750  $5,773,500
                                  2,000 (TFG)          0.4%(4)      $10.00     09/12/08      $   15,920  $   42,760
                                  2,000 (TLT)          0.6%(4)      $10.00     03/11/08      $   15,920  $   42,760
                                  2,000 (TSR)          0.4%(4)      $14.00     03/11/08      $   22,280  $   59,880
--------------------------------------------------------------------------------------------------------------------
Dr. Robert J. Rosenthal.....    112,500 (TOC)          6.0%         $12.00     04/11/08      $1,074,375  $2,886,750
                                    150 (TMO)         0.01%(4)      $42.79     05/22/99      $    1,011  $    2,124
                                 10,000 (TMQ)          0.4%(4)      $13.00     02/08/08      $  103,500  $  278,000
--------------------------------------------------------------------------------------------------------------------
Kristine A. Langdon.........     75,000 (TOC)          4.0%         $12.00     04/11/08      $  716,250  $1,924,500
                                  5,000 (TMQ)          0.2%(4)      $13.00     02/08/08      $   51,750  $  139,000
--------------------------------------------------------------------------------------------------------------------

(1) All the options granted during the fiscal year are immediately exercisable as of the end of the fiscal year, except options to purchase the common stock of ThermoLyte Corporation, which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of that company's common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided the optionee continues to be employed by the Company or another Thermo Electron company. For companies that are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. Certain options granted as part of Thermo Electron's stock option program have three-year terms, and the repurchase rights lapse in their entirety on the second anniversary of the grant date. The granting corporation may permit the holder of options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.

(2) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the optionholders' continued employment through the option period and the date on which the options are exercised.

(3) Mr. Lewis has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported in the table as they were granted as compensation for service in capacities other than Mr. Lewis' capacity as Chief Executive Officer of the Company.

(4) These options (a) were granted under stock option plans maintained by Thermo Electron companies other than the Company and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries and (b) reflect a three-for-two stock split of the common stock of Thermo Electron effected on June 5, 1996.

STOCK OPTIONS EXERCISED DURING FISCAL 1996

         The following table reports certain information regarding stock option exercises during fiscal 1996 and outstanding stock options held at the end of fiscal 1996 by the Company's Chief Executive Officer and the other named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1996.

               AGGREGATED OPTION EXERCISES IN FISCAL 1996 AND FISCAL 1996 YEAR-END OPTION VALUES


                                                                             NUMBER OF
                                                                             UNEXERCISED
                                                                             OPTIONS AT FISCAL        VALUE OF
                                                     SHARES                  YEAR-END                 UNEXERCISED
                                                     ACQUIRED ON   VALUE     (EXERCISABLE/            IN-THE-MONEY
NAME                             COMPANY             EXERCISE      REALIZED  UNEXERCISABLE)(1)        OPTIONS
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Earl R. Lewis(2)............    Thermo Optek            --           --       225,000 /0              $        0 /--
                                Thermo Fibergen         --           --         2,000 /0              $    1,500 /--
                                ThermoLyte              --           --             0 /2,000          $       -- /0(5)
                                Thermo Sentron          --           --         2,000 /0              $        0 /--
--------------------------------------------------------------------------------------------------------------------
Dr. Robert J. Rosenthal.....    Thermo Optek            --           --       112,500 /0              $        0 /--
                                Thermo Electron         --           --        30,900 /0(3)           $  390,976 /--
                                Thermo BioAnalysis      --           --         2,000 /0              $    6,250 /--
                                Thermo Instrument       --           --        60,890 /0              $1,064,971 /--
                                ThermoQuest             --           --        10,000 /0              $        0 /--
                                ThermoSpectra           --           --         2,500 /0              $    4,688 /--
--------------------------------------------------------------------------------------------------------------------
Kristine A. Langdon(4)......    Thermo Optek            --           --        75,000 /0              $        0 /--
                                ThermoQuest             --           --         5,000 /0              $        0 /--
                                ThermoSpectra           --           --           400 /0              $      750 /--
--------------------------------------------------------------------------------------------------------------------

(1) All of the options reported outstanding at the end of the fiscal year were immediately exercisable as of fiscal year-end, except options to purchase the common stock of ThermoLyte Corporation, which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of that company's common stock under Section 12 of the Exchange Act and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies that are not publicly traded, the repurchase rights generally lapse in their entirety on the ninth anniversary of the grant date. Certain options granted as a part of Thermo Electron's stock option program have three-year terms, and the repurchase rights lapse in their entirety on the second anniversary of the grant date. The granting corporation may permit the holder of such options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Information with respect to options to purchase the common stock of Thermo Electron reflect a three-for-two stock split effected on June 5, 1996.

(2) Mr. Lewis holds unexercised options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported here as they were granted as compensation for service to other Thermo Electron companies in capacities other than in his capacity as Chief Executive Officer of the Company.

(3) Options to purchase 15,750 shares of the common stock of Thermo Electron granted to Dr. Rosenthal are subject to the same terms as described in footnote (1), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the optionee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to have lapsed ratably over a five-year period commencing with the fifth anniversary of the grant date.

(4) Ms. Langdon became an employee of the Company on April 1, 1994 and was named President of Thermo Vision Corporation, a wholly owned subsidiary of the Company, in January 1995. Prior to that date, she had been employed by Thermo Electron, and had been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company as compensation for her service to Thermo Electron. These options are not reported here as they were granted as compensation for service to other Thermo Electron companies and prior to her service to the Company.

(5) No public market for the shares underlying these options existed at fiscal year-end. Accordingly, no value in excess of the exercise price has been attributed to these options.

STOCK HOLDING ASSISTANCE PLAN

         During 1996, the Human Resources Committee of the Company's Board of Directors (the "Committee") established a stock holding policy for executive officers of the Company. The stock holding policy specifies an appropriate level of ownership of the Company's Common Stock as a multiple of the officer's compensation. For the Chief Executive Officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary. The Committee deemed it appropriate to permit officers to achieve these ownership levels over a three-year period.

         In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee. During 1996, Mr. Lewis received a loan in the principal amount of $194,029.50 under this plan to purchase 15,000 shares of the Common Stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

         The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 1, 1997 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.


Name and Address                            Amount and Nature                              Percent
of Beneficial Owner                         of Beneficial Ownership                        of Class
-------------------                         -----------------------                        --------
Thermo Instrument Systems Inc.(1)                45,000,000                                   93%
1275 Hammerwood Avenue
Sunnyvale, California
94089

----------

(1) The shares of the Common Stock beneficially owned by Thermo Instrument are held by Optek-Nicolet Holdings Inc., a wholly owned subsidiary of Thermo Instrument. Thermo Instrument is a majority-owned subsidiary of Thermo Electron and, therefore, Thermo Electron may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Thermo Instrument. Thermo Electron disclaims beneficial ownership of these shares.

MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 28, 1996 as well as information regarding the beneficial ownership of the Common Stock and the common stock of Thermo Instrument and Thermo Electron, as of March 1, 1997, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table above, and (iii) all Directors and current executive officers as a group.

         While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument.




                                              Thermo          Thermo
                               Thermo Optek   Instrument      Electron
Name(1)                        Corporation(2) Systems Inc.(3) Corporation(4)

Earl R. Lewis...............    254,000        128,233          124,184

Robert J. Rosenthal.........    113,500         61,441           31,350

Kristine A. Langdon.........     75,500          7,417           16,452

Arvin H. Smith..............     98,000        431,667          513,038

George N. Hatsopoulos.......    110,000        143,314        3,512,279

Stephen R. Levy.............     47,556              0                0

Robert A. McCabe............     48,000         53,504           47,515

All Directors and
current executive
officers as a group
(9 persons).................    872,556        925,472        4,916,584


-------------------------------------------------------------------------

(1) Except as reflected in the footnotes to this table, shares of Common Stock and the common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person and by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.

(2) Shares of the Common Stock beneficially owned by each Director and executive officer and by all Directors and executive officers as a group exclude 45,000,000 shares beneficially owned by Thermo Instrument, as to which shares each Director and executive officer and all members of such group disclaim beneficial ownership. Shares of the Common Stock beneficially owned by Dr. Hatsopoulos, Ms. Langdon, Mr. Levy, Mr. Lewis, Mr. McCabe, Dr. Rosenthal, Mr. Smith and all Directors and executive officers as a group include 90,000, 75,000, 45,000, 225,000, 45,000, 112,500, 90,000 and 778,500 shares, respectively, that such person or group has the right to acquire within 60 days after March 1, 1997 through the exercise of stock options. Shares of the Common Stock beneficially owned by Ms.

         Langdon include a total of 500 shares held by her as custodian for two minor children. Shares of the Common Stock beneficially owned by Mr. Lewis include 2,500 shares owned by his spouse and a total of 2,000 shares owned by his sons. No Director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of March 1, 1997; all Directors and executive officers as a group beneficially owned 1.8% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermo Instrument beneficially owned by Dr. Hatsopoulos, Ms. Langdon, Mr. Levy, Mr. Lewis, Mr. McCabe, Dr. Rosenthal, Mr. Smith and all Directors and executive officers as a group include 93,750, 7,124, 112,500, 10,995, 60,890, 234,375 and
         600,529 shares, respectively, that such person or group has the right to acquire within 60 days after March 1, 1997, through the exercise of stock options. Shares of the common stock of Thermo Instrument beneficially owned by Dr. Hatsopoulos, Mr. Smith and all Directors and executive officers as a group include 529, 530 and 1,984 shares, respectively, allocated through March 1, 1997 to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan ("ESOP"). The trustees of the ESOP, who have investment power over its assets, are executive officers of Thermo Electron. Shares beneficially owned by Dr. Hatsopoulos include 21,368 shares held by his spouse and 50 shares allocated to the account of his spouse maintained pursuant to the ESOP. Shares beneficially owned by Mr. Lewis include 2,390 shares held by Mr. Lewis' spouse. The Directors and executive officers of the Company did not individually or as a group beneficially own more than 1% of the common stock of Thermo Instrument outstanding as of March 1, 1997.

(4) The shares of common stock of Thermo Electron shown in the table have been adjusted to reflect a three-for-two stock split effected on June 5, 1996 in the form of a 50% stock dividend. Shares of the common stock of Thermo Electron beneficially owned by Dr. Hatsopoulos, Ms. Langdon, Mr. Lewis, Mr. McCabe, Dr. Rosenthal, Mr. Smith and all Directors and executive officers as a group include 1,499,500, 15,750, 121,536, 9,375, 30,900, 222,411 and 2,426,731 shares, respectively, that such person or group has the right to acquire within 60 days after March 1, 1997, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by Dr. Hatsopoulos, Mr. Smith and all Directors and executive officers as a group include 2,164, 1,717 and 7,139 full shares, respectively, allocated through March 1, 1997 to their respective accounts maintained pursuant to the ESOP. Shares of the common stock of Thermo Electron beneficially owned by Mr. McCabe and all Directors and executive officers as a group include 34,725 full shares allocated to Mr. McCabe's account under Thermo Electron's Deferred Compensation Plan for Directors. Shares beneficially owned by Dr. Hatsopoulos include 89,601 shares held by Dr. Hatsopoulos' spouse, 168,750 shares held by a QTIP trust of which Dr. Hatsopoulos' spouse is a trustee, 39,937 shares held by a family trust of which Dr. Hatsopoulos' spouse is the trustee, and 153 shares allocated to the account of Dr. Hatsopoulos' spouse maintained pursuant to the ESOP. Shares beneficially owned by Ms.

         Langdon include 310 shares held by her as custodian for two minor children. Dr. Hatsopoulos beneficially owned approximately 2.3% of the common stock of Thermo Electron outstanding as of March 1, 1997; all Directors and executive officers as a group beneficially owned approximately 3.2% of such common stock as of such date.

                              SELLING SHAREHOLDERS

         The Selling Shareholders currently hold Debentures convertible into the Shares which are the subject of this Prospectus. It is unknown if, when or in what amounts a Selling Shareholder may offer Shares for sale and there can be no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.


         Because the Selling Shareholders may offer all or some of the Shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares that will be held by the Selling Shareholders after completion of this offering, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders after completion of this offering. To the best of the Company's knowledge, none of the Selling Shareholders, other than Mr. Robert McCabe, currently owns any shares of Common Stock.

         Other than as a result of the ownership of the Debentures, to the best of the Company's knowledge, none of the Selling Shareholders other than Mr. Robert McCabe, a Director of the Company, had any material relationship with the Company within the three year period ending on the date of this Prospectus.

         The names of the Selling Shareholders, the principal amount of Debentures held by each of them, and the number of Shares into which such Debentures are convertible are set forth below.


                                                              NUMBER OF
                                                              SHARES INTO
                                              PRINCIPAL       WHICH DEBEN-
                                              AMOUNT OF       TURES ARE
NAME                                         DEBENTURES       CONVERTIBLE(1)
----                                         ----------       --------------

ABN Amro Bank ......................        $  100,000          6,734
Bank Julius Baer & Co., Ltd. .......         1,410,000         94,949
Bank Sarasin et Cie ................           500,000         33,670
Bank Von Ernst and Cie AG ..........            75,000          5,050
BHF Securities Corporation .........           300,000         20,202
Blondell Establishment .............           200,000         13,468
Bober & Co. ........................         9,496,000        639,461
Boyd & Co. .........................         1,600,000        107,744
Brown Brothers Harriman & Co. ......           110,000          7,407
Cantrade Private Bank ..............           100,000          6,734
Cie de Gestion et de Banque Gonet
SA..................................           125,000          8,417
Clariden Bank Zurich ...............            75,000          5,050
Credit Suisse Zurich ...............            75,000          5,050

                                                           NUMBER OF
                                                           SHARES INTO
                                             PRINCIPAL     WHICH DEBEN-
                                             AMOUNT OF     TURES ARE
NAME                                        DEBENTURES     CONVERTIBLE(1)
----                                        ----------     --------------

Cudd & Co. .......................           850,000         57,239
Darier Hentsch et Cie ............         9,530,000        641,750
Egger & Co. ......................         1,750,000        117,845
Forbank & Co. ....................         4,575,000        308,080
Gerlach & Co. ....................         2,340,000        157,575
Greig Middleton Ltd. .............             5,000            336
Gorman & Co. .....................            50,000          3,367
Hare & Co. .......................        12,938,000        871,245
J. Romeo & Co. ...................           745,000         50,168
Kink & Co. .......................           100,000          6,734
Lehman Brothers Inc. .............         2,284,000        153,804
LGT Bank in Lichenstein AG .......            50,000          3,367
Loco & Co. .......................         1,025,000         69,023
Petronome Corp. ..................           250,000         16,835
Prudential Securities Incorporated           100,000          6,734
Rush & Co. .......................         3,875,000        260,942
Swiss Volksbank Switzerland ......            40,000          2,693
TFinn & Co. ......................           920,000         61,952
Verwaltungs und Privat Bank AG ...           100,000          6,734
Zvercher Kantonalbank Switzerland            500,000         33,670
Akkad & Co. ......................         5,000,000        336,700
Alpine & Co. .....................           250,000         16,385
Artistic Investments Ltd. ........            90,000          6,060
Auer & Co. .......................           800,000         53,872
Banque San Paolo .................           500,000         33,670
Biltrust Ltd. ....................           405,000         27,272
Booth & Co. ......................           530,000         35,690
Bost & Co. .......................         6,460,000        435,016
Bridgerope & Co. .................         1,585,000        106,734
C.O. Nominees Limited/Chelmsford
Essex ............................           150,000         10,101
Catamaran & Co. ..................         1,065,000         71,717
Comar Inc. .......................           200,000         13,468
DeckAnchor & Co. .................         2,000,000        134,680
Fuelship & Co. ...................           430,000         28,956

                                                          NUMBER OF
                                                          SHARES INTO
                                           PRINCIPAL      WHICH DEBEN-
                                           AMOUNT OF      TURES ARE
NAME                                       DEBENTURES     CONVERTIBLE(1)
----                                       ----------     --------------

Glyns Nominees Limited ...........          350,000         23,569
Robert A. McCabe .................          100,000          6,734
Merrill Lynch Pierce Fenner &
Smith Incorporated ...............          250,000         16,835
Muico & Co. ......................        3,852,000        259,393
Northman & Co. ...................          580,000         39,057
Pitt & Co. .......................          350,000         23,569
Republic New York Securities Corp.          250,000         16,835
Salkeld & Co. ....................        2,000,000        134,680
Tamarack & Co. ...................        2,430,000        163,636
Comdisco Foundation ..............          100,000          6,734
Hal Kirshner .....................          200,000         13,468
William Pontikees 1985 Family
Trust ............................          100,000          6,734


----------------

(1) Share amounts set forth in the table do not include fractional amounts which will be cashed out at the time of any conversion of Debentures into Shares.

                                 SALE OF SHARES

         The Company will not receive any of the proceeds from this offering. The Shares offered hereby may be sold from time to time by or for the account of any of the Selling Shareholders or by their pledgees, donees, distributees or transferees or other successors in interest to the Selling Shareholders. The Shares may be sold hereunder directly to purchasers by the Selling Shareholders in negotiated transactions; by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchasers; block trades in which the broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal; transactions in which a broker or dealer purchases as principal for resale for its own account; or through underwriters or agents. The Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of the Shares. Each Selling Shareholder will be responsible for payment of any and all commissions to brokers.

         The aggregate proceeds to any Selling Shareholder from the sale of the Shares offered by a Selling Shareholder hereby will be the purchase price of such Shares less any broker's commissions.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Any Selling Shareholder and any broker-dealer, agent or underwriter that participates with the Selling Shareholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

         As of April 1, 1997, the Company had 100,000,000 shares of Common Stock authorized for issuance, of which 48,450,000 are issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.

         The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Thermo Instrument beneficially owns 45,000,000 shares of Common Stock, which represents approximately 93% of the outstanding Common Stock, and has the power to elect all of the members of the Company's Board of Directors.

         The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions, which involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

         There are currently 48,450,000 shares of Common Stock of the Company outstanding, of which 3,450,000 are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act.

         The remaining 45,000,000 shares are beneficially owned by Thermo Instrument. Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule 144. In meeting the two and three year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate. The Securities and Exchange Commission has recently adopted certain changes to Rule 144. Effective April 29, 1997, the three year and two year holding periods described above will be shortened to two years and one year, respectively.

         As of March 29, 1997, the Company had options outstanding to purchase up to 2,383,575 shares of Common Stock to its employees and Directors at a weighted average exercise price of $12.07 per share. Such options are currently exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. As of March 29, 1997, the repurchase right had not lapsed with respect to any shares issuable upon exercise of outstanding options. In addition, the Company has reserved 616,425 shares for future grant under its existing stock-based compensation plans. The Company has filed registration statements under the Securities Act to register all shares of Common Stock issuable under such plans.

         As of March 29, 1997, the Company had outstanding $96,250,000 in aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). Of such amount, $10,000,000 in aggregate principal amount of Debentures is held by Thermo Electron. The Debentures are convertible into the shares of Common Stock registered hereby. Shares issuable upon conversion of the Debentures will be eligible for sale in the public market after the effectiveness of the Registration Statement of which this Prospectus forms a part.

                                 LEGAL OPINIONS

         The validity of the issuance of the Common Stock offered hereby has been passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company. Mr. Hoogasian is a full-time employee of Thermo Electron and, at the time his opinion was issued, owned or had the right to acquire 6,000 shares of Common Stock, 16,737 shares of common stock of Thermo Instrument and 118,177 shares of common stock of Thermo Electron.

                                     EXPERTS

         The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in this report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of the fees prescribed by the Commission from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661.

Copies of such material can also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The Commission also maintains a Web site at (http:\\www.sec.gov). The Common Stock of the Company is listed on the American Stock Exchange, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.






                          Index to Financial Statements


    Thermo Optek Corporation
      Report of Independent Public Accountants                            F-2
      Consolidated Statement of Income for the years ended
        December 28, 1996, December 30, 1995, and
        December 31, 1994                                                 F-3
      Consolidated Balance Sheet as of December 28, 1996, and
        December 30, 1995                                                 F-4
      Consolidated Statement of Cash Flows for the years ended
        December 28, 1996, December 30, 1995, and
        December 31, 1994                                                 F-6
      Consolidated Statement Shareholders' Investment for the
        years ended December 28, 1996, December 30, 1995, and
        December 31, 1994                                                 F-8
      Notes to Consolidated Financial Statements                          F-9






























                                       F-1PAGE

                    Report of Independent Public Accountants


    To the Shareholders and Board of Directors of Thermo Optek Corporation:

        We have audited the accompanying consolidated balance sheet of Thermo Optek Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Optek Corporation and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 11, 1997


                                       F-2PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)      1996       1995        1994
    ------------------------------------------------------------------------
    Revenues (Notes 7 and 10)               $350,639    $212,152    $165,398
                                            --------    --------    --------

    Costs and Operating Expenses:
      Cost of revenues (Note 7)              188,631     108,590      82,124
      Selling, general, and administrative
        expenses (Note 7)                     98,316      62,109      46,532
      Research and development expenses       21,979      13,018      10,496
                                            --------    --------    --------
                                             308,926     183,717     139,152
                                            --------    --------    --------

    Operating Income                          41,713      28,435      26,246

    Interest Income                            5,479       1,514          89
    Interest Expense                          (6,772)     (2,450)     (1,672)
                                            --------    --------    --------
    Income Before Provision for Income
      Taxes                                   40,420      27,499      24,663
    Provision for Income Taxes (Note 5)       17,019      11,490      10,240
                                            --------    --------    --------
    Net Income                              $ 23,401    $ 16,009    $ 14,423
                                            ========    ========    ========
    Earnings per Share                      $    .50    $    .35    $    .32
                                            ========    ========    ========
    Weighted Average Shares                   46,944      45,157      45,157
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.










                                        F-3PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1996       1995
    -----------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 63,641  $116,890
      Accounts receivable, less allowances of
        $4,436 and $5,669                                 79,568    62,250
      Inventories                                         62,684    44,116
      Prepaid expenses                                     5,961     4,221
      Prepaid income taxes (Note 5)                       15,254    11,955
      Due from affiliated companies (Note 7)              11,919         -
                                                        --------  --------
                                                         239,027   239,432
                                                        --------  --------
    Property, Plant, and Equipment, at Cost, Net          53,586    42,001
                                                        --------  --------
    Patents and Other Assets                              10,232    11,400
                                                        --------  --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 2 and 5)                          195,513   140,049
                                                        --------  --------
                                                        $498,358  $432,882
                                                        ========  ========
















                                        F-4PAGE

    Thermo Optek Corporation                        1996 Financial Statements

    (In thousands except share amounts)                     1996       1995
    -----------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligations (Note 8)                  $ 27,736  $ 18,041
      Accounts payable                                    23,101    19,657
      Accrued payroll and employee benefits               11,494     7,551
      Accrued commissions                                  6,377     5,301
      Accrued income taxes                                12,425     5,401
      Accrued installation and warranty expenses          11,953     4,194
      Deferred revenue                                    14,568     8,858
      Other accrued expenses (Note 2)                     27,484    25,888
                                                        --------  --------
                                                         135,138    94,891
                                                        --------  --------
    Deferred Income Taxes (Note 5)                        13,865    12,293
                                                        --------  --------
    Other Deferred Items                                   3,413     3,631
                                                        --------  --------
    Long-term Obligations (Note 8)                        96,778   101,079
                                                        --------  --------

    Commitments and Contingency (Note 6)

    Shareholders' Investment (Notes 3 and 4):
      Common stock, $.01 par value, 100,000,000 shares
        authorized; 48,450,000 and 45,000,000 shares
        issued and outstanding                               485       450
      Capital in excess of par value                     222,123   215,342
      Retained earnings                                   28,663     5,262
      Cumulative translation adjustment                   (2,107)      (66)
                                                        --------  --------
                                                         249,164   220,988
                                                        --------  --------
                                                        $498,358  $432,882
                                                        ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.



                                        F-5PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                               1996        1995       1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                            $  23,401  $  16,009  $  14,423
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation                          6,394      3,962      3,693
          Amortization                          4,856      2,760      2,294
          Provision for losses on accounts
            receivable                            907        378        521
          Deferred income tax (benefit)
            expense                              (354)      (370)     2,144
          Other noncash expenses                1,813      1,231      1,201
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable                (610)    (5,856)    (1,828)
              Inventories                         668      3,158        (35)
              Other current assets             (3,919)       (70)       763
              Accounts payable                 (8,574)      (896)     3,990
              Other current liabilities         1,373      2,099     (7,389)
          Other                                 1,134        383         26
                                            ---------  ---------  ---------
    Net cash provided by operating
      activities                               27,089     22,788     19,803
                                            ---------  ---------  ---------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 2)                              (67,583)   (12,593)         -
      Payment to parent company for
        acquired businesses (Note 2)          (36,558)         -          -
      Purchases of property, plant, and
        equipment                              (7,502)    (2,681)    (1,804)
      Other                                      (927)     1,028     (1,049)
                                            ---------  ---------  ---------
    Net cash used in investing activities   $(112,570) $ (14,246) $  (2,853)
                                            ---------  ---------  ---------





                                        F-6PAGE

    Thermo Optek Corporation                        1996 Financial Statements

    (In thousands)                               1996       1995       1994
    -----------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        Company common stock (Note 4)       $ 42,937    $      -  $      -
      Repayment of short-term obligations,
        net                                   (6,163)       (475)   (1,968)
      Repayment of long-term obligations      (4,221)       (618)   (7,278)
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 8)                        -      93,895         -
      Transfer from parent company to
        fund acquisition of Baird                  -      12,926         -
      Net transfer to parent company               -        (100)   (9,054)
                                            --------    --------  --------
    Net cash provided by (used in)
      financing activities                    32,553     105,628   (18,300)
                                            --------    --------  --------
    Exchange Rate Effect on Cash                (321)       (538)      160
                                            --------    --------  --------
    Increase (Decrease) in Cash and
      Cash Equivalents                       (53,249)    113,632    (1,190)
    Cash and Cash Equivalents at Beginning
      of Year                                116,890       3,258     4,448
                                            --------    --------  --------
    Cash and Cash Equivalents at End
      of Year                               $ 63,641    $116,890  $  3,258
                                            ========    ========  ========
    Cash Paid For:
      Interest                              $  6,313    $  1,285  $  1,676
      Income taxes                          $ 10,771    $    187  $    335
    Noncash Activities:
      Transfer of acquired businesses
        from parent company                 $      -    $ 36,558  $  3,401
      Fair value of assets of acquired
        companies                           $133,312    $ 20,901  $      -
      Cash paid for acquired companies       (72,065)    (12,926)        -
                                            --------    --------  --------
        Liabilities assumed of acquired
          companies                         $ 61,247    $  7,975  $      -
                                            ========    ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                        F-7PAGE

  Thermo Optek Corporation                          1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

  (In thousands)                                     1996      1995       1994
  ----------------------------------------------------------------------------
  Common Stock, $.01 Par Value
    Balance at beginning of year                 $    450  $      -  $      -
    Issuance of Company common stock (Note 4)          35         -         -
    Capitalization of Company                           -       300         -
    Effect of three-for-two stock split                 -       150         -
                                                 --------  --------  --------
    Balance at end of year                            485       450         -
                                                 --------  --------  --------
  Capital in Excess of Par Value
    Balance at beginning of year                  215,342         -         -
    Issuance of Company common stock (Note 4)      42,902         -         -
    Tax benefit related to employees' and
      directors' stock plans                          437         -         -
    Payment to parent company for acquired
      businesses (Note 2)                         (36,558)        -         -
    Transfer of acquired businesses from parent
      company                                           -    36,558         -
    Capitalization of Company                           -   178,934         -
    Effect of three-for-two stock split                 -      (150)        -
                                                 --------  --------  --------
    Balance at end of year                        222,123   215,342         -
                                                 --------  --------  --------
  Retained Earnings
    Balance at beginning of year                    5,262         -         -
    Net income after capitalization of Company     23,401     5,262         -
                                                 --------  --------  --------
    Balance at end of year                         28,663     5,262         -
                                                 --------  --------  --------
  Cumulative Translation Adjustment
    Balance at beginning of year                      (66)      514        27
    Translation adjustment                         (2,041)     (580)      487
                                                 --------  --------  --------
    Balance at end of year                         (2,107)      (66)      514
                                                 --------  --------  --------
  Net Parent Company Investment
    Balance at beginning of year                        -   155,661   146,891
    Net income prior to capitalization of
      Company                                           -    10,747    14,423
    Net transfer to parent company                      -      (100)   (9,054)
    Transfer from parent company to fund
      acquisition of Baird                              -    12,926         -
    Transfer of acquired business from parent
      company                                           -         -     3,401
    Capitalization of Company                           -  (179,234)        -
                                                 --------  --------  --------
    Balance at end of year                              -         -   155,661
                                                 --------  --------  --------
  Total Shareholders' Investment                 $249,164  $220,988  $156,175
                                                 ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.
                                      F-8PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Optek Corporation (the Company) develops, manufactures, and markets analytical instruments that are used in the quantitative and qualitative chemical analysis of elements and molecular compounds, and has technologies in electro-optic components and systems. The Company's instruments are used by its customers for productivity enhancement, research and development, quality control, and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical, and petroleum industries; and by forensic laboratories, research organizations, and educational institutions.

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
         The Company was incorporated in August 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. (Thermo Instrument). After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities, and businesses of Nicolet Instrument Corporation (Nicolet) and Thermo Jarrell Ash Corporation (TJA) in exchange for 45,000,000 shares of the Company's common stock. As of December 28, 1996, Thermo Instrument owned 45,000,000 shares of the Company's common stock, representing 93% of such stock outstanding. Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 144,900 shares of the Company's common stock, representing 0.3% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1996 balance sheet will be recognized within one year. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying balance sheet and were not material at year-end 1996 and 1995.

                                        F-9PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock-based Compensation Plans
         The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the year. Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from weighted average shares subsequent to the Company's initial public offering. Fully diluted earnings per share has not been presented because the effect of the assumed conversion of the Company's subordinated convertible debentures and elimination of the related interest expense is not material.

    Stock Split
        All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in April 1996.

    Cash and Cash Equivalents
        As of December 28, 1996, $55,007,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron.

                                       F-10PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Raw materials and supplies                            $27,865   $29,523
    Work in process                                        10,353     5,762
    Finished goods                                         24,466     8,831
                                                          -------   -------
                                                          $62,684   $44,116
                                                          =======   =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 16 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consist of the following:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Land                                                  $ 7,702   $ 5,051
    Buildings                                              32,052    25,404
    Machinery, equipment, and leasehold improvements       35,853    28,191
                                                          -------   -------

                                                           75,607    58,646
    Less: Accumulated depreciation and amortization        22,021    16,645
                                                          -------   -------
                                                          $53,586   $42,001
                                                          =======   =======

                                       F-11PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Patents and Other Assets
        Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over their estimated useful lives, which range from 12 to 13 years. These assets were $7,527,000 and $8,592,000, net of accumulated amortization of $6,102,000 and $4,833,000, at year-end 1996 and 1995, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $1,931,000 and $2,254,000, net of accumulated amortization of $608,000 and $102,000, at year-end 1996 and 1995, respectively. Deferred debt costs are amortized through the maturity of the related debt in 2000.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $13,788,000 and $8,932,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Environmental Liabilities
        The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. Any recorded liabilities have not been discounted.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    Presentation
        Certain amounts in 1995 have been reclassified to conform to the 1996 financial statement presentation.

                                       F-12PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions

        On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. In November 1996, the Company acquired two businesses formerly part of Fisons, A. R. L. Applied Research Laboratories S.A. (ARL) and VG Elemental, from Thermo Instrument for an aggregate $55,196,000 in cash and the assumption of $16,593,000 in debt. The purchase price is subject to a post-closing adjustment based on a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument in March 1996. The purchase price was determined based on the net book value of ARL and VG Elemental at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. ARL is a manufacturer of wavelength-dispersive X-ray fluorescence instruments and arc/spark atomic emission spectrometers and VG Elemental is a manufacturer of inductively coupled plasma/mass spectrometers.
        Because the Company, ARL, and VG Elemental were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the November 1996 transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 financial statements include the results of ARL and VG Elemental from March 29, 1996, the date these businesses were acquired by Thermo Instrument. During 1996, the Company acquired two additional companies, for an aggregate $16,869,000 in cash and the assumption of $731,000 of debt, which were accounted for using the purchase method of accounting.
        On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. (ATI). In April 1996, the Company acquired the Mattson Instruments (Mattson) and Unicam divisions of ATI from Thermo Instrument for $36,558,000 in cash. Mattson is a manufacturer of Fourier transform infrared (FT-IR) spectroscopy instruments and Unicam is a manufacturer of atomic absorption and ultraviolet/visible spectroscopy instruments. Because the Company, Mattson, and Unicam were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the accompanying historical financial information includes the results of operations of Mattson and Unicam from December 1, 1995, the date these businesses were acquired by Thermo Instrument. Because the Company had not disbursed the funds in connection with these acquisitions as of December 30, 1995, the transfer of these businesses was recorded as a contribution of capital in excess of par value as of December 1, 1995. The $36,558,000 payment to Thermo Instrument was accounted for as a reduction of capital in excess of par value in April 1996.
        In January 1995, TJA acquired the Analytical Instruments Division of Baird Corporation (Baird), a wholly owned subsidiary of IMO Industries Inc., for $12,926,000 in cash. Baird is a manufacturer of arc/spark and other spectrometers. This acquisition was accounted for using the purchase method of accounting.

                                      F-13PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

        The cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $115,080,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for the ARL and VG Elemental acquisitions, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired, on a pro forma basis, assuming the Company, ARL, and VG Elemental had been combined since the beginning of 1995, and the Company, Baird, Mattson, and Unicam had been combined since the beginning of 1994. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)         1996      1995      1994
    ------------------------------------------------------------------------
    Revenues                                    $368,167  $352,832  $263,892
    Net income                                    19,740     4,658     6,620
    Earnings per share                               .42       .10       .15

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of ARL and VG Elemental been made at the beginning of 1995 and the acquisitions of Baird, Mattson, and Unicam been made at the beginning of 1994.
        In connection with the acquisitions of Mattson, Unicam, ARL, and VG Elemental, the Company has undertaken a restructuring of the acquired businesses. The restructuring activities include reductions in staffing levels, abandonment of excess facilities, and other costs associated with exiting certain activities of the acquired businesses. In connection with these restructuring activities, the Company established reserves of $10,878,000 for Mattson and Unicam in 1995 and $5,531,000 for ARL and VG Elemental in 1996. These amounts were recorded as costs of the respective acquisitions in accordance with Emerging Issues Task Force Pronouncement 95-3 (EITF 95-3). During 1996, the Company expended $7,350,000 and $2,853,000 for restructuring costs at Mattson and Unicam and at ARL and VG Elemental, respectively. These expenditures consisted primarily of severance and abandoned facility payments. During 1996, the Company finalized its restructuring plans for Mattson and Unicam. The remaining balance of the reserve for Mattson and Unicam of $3,528,000 is for ongoing severance and abandoned facility payments. At December 28, 1996, unresolved matters related to the restructuring activities at ARL and VG Elemental include completing the identification of specific employees for termination and locations to be abandoned or consolidated, as well as other decisions concerning the integration of the acquired businesses into the Company. In accordance with EITF 95-3, finalization of the Company's plan for restructuring ARL and VG Elemental will not occur beyond one year from the date of acquisition. Any changes in estimates of these costs prior to such finalization will be recorded as adjustments to cost in excess of net assets of acquired companies. As of December 28, 1996, the Company had accrued a total of $8,237,000 for restructuring

                                       F-14PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    costs for all of its acquisitions, including those discussed above. These reserves are included in other accrued expenses in the accompanying balance sheet.

    3.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In November 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted through the date of the Company's initial public offering became exercisable on September 6, 1996. All options are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

                                       F-15PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Pro Forma Stock-based Compensation Expense
       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                            1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                                   $23,401
      Pro forma                                                      22,526
    Earnings per share:
      As reported                                                       .50
      Pro forma                                                         .48

        Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                                                       1996
    -----------------------------------------------------------------------
    Volatility                                                          26%
    Risk-free interest rate                                            6.8%
    Expected life of options                                      7.7 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.




                                       F-16PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Stock Option Activity
       A summary of the Company's stock option activity is as follows:

                                                               1996
                                                        ------------------
                                                                  Weighted
                                                        Number     Average
                                                            of    Exercise
    (Shares in thousands)                               Shares       Price
    ----------------------------------------------------------------------
    Options outstanding, beginning of year                   -      $    -
        Granted                                          2,511       12.06
        Forfeited                                         (114)      12.00
                                                         -----      ------
    Options outstanding, end of year                     2,397      $12.07
                                                         =====      ======
    Options exercisable                                  2,397      $12.07
                                                         =====      ======

    Options available for grant                            528
                                                         =====
    Weighted average fair value per share
      of options granted during year                                $ 5.77
                                                                    ======

         As of December 28, 1996, the options outstanding were exercisable at prices ranging from $11.98 to $13.58 and had a weighted-average remaining contractual life of 10.3 years.

    401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's or Nicolet's 401(k) savings plans and, prior to 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions to the 401(k) plans are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,242,000, $1,106,000, and $1,005,000 in 1996, 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of Thermo Electron's majority-owned subsidiaries. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.


                                       F-17PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Common Stock

        In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $13.50 per share for net proceeds of $42,937,000.
        At December 28, 1996, the Company had reserved 9,481,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Domestic                                    $29,532   $23,205   $22,877
    Foreign                                      10,888     4,294     1,786
                                                -------   -------   -------
                                                $40,420   $27,499   $24,663
                                                =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $10,443   $ 8,227   $ 5,687
      State                                       2,102     1,658     1,412
      Foreign                                     4,828     1,975       997
                                                -------   -------   -------
                                                 17,373    11,860     8,096
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                      (211)     (435)    1,898
      State                                         (45)      (92)      474
      Foreign                                       (98)      157      (228)
                                                -------   -------   -------
                                                   (354)     (370)    2,144
                                                -------   -------   -------
                                                $17,019   $11,490   $10,240
                                                =======   =======   =======

        The 1995 provision for income taxes that is currently payable does not reflect $1,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $437,000 of such benefits that have been allocated to capital in excess of par value in 1996.
                                       F-18PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $14,147   $ 9,625   $ 8,632
    Increases (decreases) resulting from:
      State income taxes, net of federal
        tax                                       1,337     1,018     1,226
      Amortization of cost in excess of
        net assets of acquired companies          1,013       894       767
      Net foreign losses not benefited
        and tax rate differential                   919       629       144
      Tax benefit of foreign sales
        corporation                                (606)     (659)     (642)
      Other, net                                    209       (17)      113
                                                -------   -------   -------
                                                $17,019   $11,490   $10,240
                                                =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1996      1995
    -------------------------------------------------------------
    Prepaid income taxes:
      Foreign tax loss carryforwards            $16,205   $11,220
      Reserves and accruals                       5,917     3,378
      Inventory basis difference                  4,698     3,592
      Accrued compensation                        1,107     1,010
      Other, net                                  3,532     3,975
                                                -------   -------
                                                 31,459    23,175
      Less: Valuation allowance                  16,205    11,220
                                                -------   -------
                                                $15,254   $11,955
                                                =======   =======

    Deferred income taxes:
      Depreciation                              $ 7,045   $ 8,427
      Intangible assets                           3,088     3,019
      Other, net                                  3,732       847
                                                -------   -------
                                                $13,865   $12,293
                                                =======   =======



                                       F-19PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        As of December 28, 1996, Unicam had tax loss carryforwards in the U.K. of $37,700,000 that are subject to review and adjustment by the U.K. Inland Revenue Service as a result of the acquisition of the analytical instruments division of ATI by Thermo Instrument. These and additional foreign tax loss carryforwards of $9,300,000 can be used only to offset taxable income generated in certain foreign countries. The loss carryforwards generally do not expire and any resulting benefit will be used to reduce cost in excess of net assets of acquired companies.
        The valuation allowance relates to the uncertainty surrounding the realization of foreign tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. The increase in the valuation allowance results from valuation allowances established for tax loss carryforwards of businesses acquired in 1996.
        A provision has not been made for U.S. or additional foreign taxes on $20,665,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

    6.   Commitments and Contingency

    Commitments
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $6,779,000, $3,154,000, and $2,989,000 in 1996, 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases at December 28, 1996, were $5,067,000 in 1997; $4,194,000 in 1998; $2,977,000 in 1999;
    $2,362,000 in 2000; $2,281,000 in 2001; and $9,627,000 in 2002 and
    thereafter. Total future minimum lease payments are $26,508,000.

    Contingency
        Prior to Nicolet's acquisition by the Company, the Wisconsin Department of Natural Resources (DNR) notified Nicolet that the DNR had begun a remedial investigation to determine the extent of releases of hazardous substances from the Refuse Hideaway Landfill located in Middleton, Wisconsin (the Landfill), and that Nicolet was a potential responsible party (PRP) with regard to the Landfill. Approximately 50 other parties were also notified of their potential PRP status. The Environmental Protection Agency (EPA) subsequently added the Landfill to its National Priorities List under the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA). In February 1995, the EPA and the DNR recommended that various remediation efforts be made at the Landfill at an estimated cost of approximately $5.2 million, and the Company expects that such agencies will also seek to recover their oversight costs and expenses related to the site. Under CERCLA, responsible parties can include current and previous owners of a site,

                                       F-20PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Commitments and Contingency (continued)

    generators of hazardous substances disposed of at a site, and transporters of hazardous substances to a site. Each responsible party can be jointly and severally liable, without regard to fault or negligence, for all costs associated with the remediation of the site. Although the Company believes that the quantity of materials generated by Nicolet and transported to the Landfill is relatively small in comparison to that of other named PRPs, there can be no assurance as to the exact amount, if any, for which Nicolet will be held responsible by the EPA and the DNR for costs associated with remediation of the Landfill.
        In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any cash damages resulting from this matter. Notwithstanding this indemnification, the Company would be required to report any such damages as an expense in its results of operations, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to shareholders' investment. In the opinion of management, resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

    7.  Related Party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $3,506,000, $2,546,000, and $2,067,000 in 1996, 1995,
    and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

                                       F-21PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related Party Transactions (continued)

    Other Related Party Services
        Prior to 1995, the Company provided certain services to ThermoSpectra Corporation (ThermoSpectra), a majority-owned subsidiary of Thermo Instrument, and to Nicolet Biomedical Inc. (Nicolet Biomedical), a wholly owned subsidiary of Thermo Electron. The costs of such services were allocated based on the subsidiaries' revenues attributable to their businesses operated at the Company's Wisconsin facilities as a percentage of the total revenues of all businesses operated at such facilities. These services included personnel administration, accounting, data processing, and general administrative management. For these services, the Company charged $672,000 in 1994.

    Operating Leases
        The Company leases office and manufacturing space to ThermoSpectra and Nicolet Biomedical pursuant to an arrangement whereby the Company charges ThermoSpectra and Nicolet Biomedical their allocated share of the occupancy expenses of the Company's Wisconsin facility, based on the space ThermoSpectra and Nicolet Biomedical utilize. The Company recorded operating lease income of $913,000, $898,000, and $1,120,000 in 1996,
    1995, and 1994, respectively, which is deducted from selling, general, and administrative expenses in the accompanying statement of income. These leases are effective until December 31, 1998, but may be terminated by ThermoSpectra and Nicolet Biomedical upon 30 days' prior notice to the Company.

    Other Related Party Transactions
        The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $28,155,000, $5,280,000, and $3,389,000 in 1996, 1995, and 1994, respectively. Purchases of products from such affiliated companies totaled $8,680,000, $1,720,000, and $1,555,000 in 1996, 1995, and 1994, respectively.
        The increase in related party sales in 1996 results from the Company's acquisition of ARL and VG Elemental. Throughout most of 1996, the marketing and ultimate resale of products manufactured by these businesses were performed by business units that were formerly part of Fisons and that were acquired by Thermo Instrument. These products were sold at prices and commercial terms that are representative of transactions with unaffiliated parties. In late 1996, the Company began selling these products through its existing distribution channels and, therefore the amount of related party sales in 1997 is expected to decline. Due from affiliated companies in the accompanying balance sheet primarily represents amounts receivable from the sale of ARL and VG Elemental products.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

                                       F-22PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Short- and Long-term Obligations

    Short-term Obligations
        Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $27,097,000 and $17,275,000 in 1996 and 1995, respectively, of short-term bank borrowings by the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 4.5% and 5.8% at year-end 1996 and 1995, respectively.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                 1996        1995
    ------------------------------------------------------------------------
    5% Subordinated convertible debentures,
      due 2000, convertible at $14.85 per share         $ 96,250    $ 96,250
    Other                                                  1,039       5,524
                                                        --------    --------
                                                          97,289     101,774
    Less: Current maturities of long-term
      obligations                                            511         695
                                                        --------    --------
                                                        $ 96,778    $101,079
                                                        ========    ========

        The $96,250,000 principal amount 5% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument and the Company have agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In addition, the Company has agreed to reimburse Thermo Instrument in the event Thermo Instrument is required to make a payment under the guarantee.
        The annual requirements of long-term obligations as of December 28, 1996, are $511,000 in 1997; $96,000 in 1998; $63,000 in 1999; $96,313,000
    in 2000; $63,000 in 2001; and $243,000 in 2002 and thereafter. Total future requirements of long-term obligations are $97,289,000.
        The fair value of the Company's 5% subordinated convertible debentures was $96,250,000 and $100,000,000 as of year-end 1996 and 1995, respectively. The carrying amount of the Company's other long-term obligations approximates fair value as of December 28, 1996. The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.

    9.  Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from affiliated companies, notes payable and current maturities of long-term obligations, accounts payable, long-term obligations, and forward exchange contracts. The carrying amounts of these financial instruments, with the exception of long-term obligations and forward exchange contracts, approximate fair

                                       F-23PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Fair Value of Financial Instruments (continued)

    value due to their short-term nature. See Note 8 for fair value information pertaining to the Company's long-term obligations.
        The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies, principally U.S. dollars, British pounds sterling, Japanese yen, French francs, and Swiss francs. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The amounts of such forward exchange contracts at year-end 1996 and 1995 were $2,411,000 and $500,000, respectively.
        The fair value of the Company's forward exchange contracts receivable was $63,000 and $43,000 at year-end 1996 and 1995, respectively. The fair value of forward exchange contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates.













                                       F-24PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

   10. Geographical Information

       The Company is engaged in one business segment: developing, manufacturing, and selling analytical instruments. The following table shows data for the Company by geographical area:

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Revenues:
       United States                         $204,939   $152,282   $124,634
       United Kingdom                          69,180     20,013     15,718
       Switzerland                             36,489          -          -
       Other Europe                            55,726     41,212     24,929
       Japan                                   25,401     26,377     18,559
       Other                                   13,084      4,976      4,274
       Transfers among geographical
         areas (a)                            (54,180)   (32,708)   (22,716)
                                             --------   --------   --------
                                             $350,639   $212,152   $165,398
                                             ========   ========   ========

   Income before provision for income taxes:
       United States (b)                     $ 29,747   $ 22,834   $ 23,169
       United Kingdom                           3,807        951        589
       Switzerland                              4,690          -          -
       Other Europe                               504      2,794      1,340
       Japan                                    2,064      1,543        894
       Other                                      901        313        254
                                             --------   --------   --------
       Total operating income                  41,713     28,435     26,246
       Interest expense, net                   (1,293)      (936)    (1,583)
                                             --------   --------   --------
                                             $ 40,420   $ 27,499   $ 24,663
                                             ========   ========   ========

   Identifiable assets:
       United States (c)                     $296,235   $340,566   $182,967
       United Kingdom                          84,866     45,208     13,568
       Switzerland                             56,458          -          -
       Other Europe                            36,586     27,574     18,154
       Japan                                   16,171     15,895     14,020
       Other                                    8,042      3,639      1,897
                                             --------   --------   --------
                                             $498,358   $432,882   $230,606
                                             ========   ========   ========



                                       F-25PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

   10. Geographical Information (continued)

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Export revenues included in United
     States revenues above (d):
       Europe                                $ 29,390   $ 22,001   $ 18,504
       Asia                                    40,138     30,770     15,625
       Other                                   14,752     14,317      6,906
                                             --------   --------   --------
                                             $ 84,280   $ 67,088   $ 41,035
                                             ========   ========   ========

   (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (b) Includes corporate general and administrative expenses.
   (c) Includes $42.9 million in net proceeds from the 1996 initial public offering of Company common stock, net of cash payments of $104.1 million in 1996 for companies acquired, and $93.9 million in net proceeds from the 1995 issuance of 5% subordinated convertible debentures.
   (d) In general, export sales are denominated in U.S. dollars.

   11. Unaudited Quarterly Information

   (In thousands except per share amounts)

   1996                           First      Second(a)   Third     Fourth
   ----------------------------------------------------------------------
   Revenues                     $69,668     $93,321    $90,693    $96,957
   Gross profit                  33,908      42,012     42,775     43,313
   Net income                     4,296       5,424      6,426      7,255
   Earnings per share               .10         .12        .13        .15

   1995                           First      Second     Third      Fourth(b)
   ----------------------------------------------------------------------
   Revenues                     $50,862     $51,780    $45,932    $63,578
   Gross profit                  25,152      25,848     24,897     27,665
   Net income                     4,220       4,309      3,916      3,564
   Earnings per share               .09         .10        .09        .08

   1994                           First      Second     Third      Fourth
   ----------------------------------------------------------------------
   Revenues                     $43,276     $37,127    $38,705    $46,290
   Gross profit                  22,040      19,244     19,558     22,432
   Net income                     4,230       3,032      3,363      3,798
   Earnings per share               .09         .07        .07        .08

   (a) Includes the results of the ARL and VG Elemental divisions of Fisons since their acquisition by Thermo Instrument in March 1996.
   (b) Includes the results of the Mattson and Unicam divisions of ATI since their acquisition by Thermo Instrument in December 1995.

                                        F-26

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses incurred by the Company in connection with the issuance and distribution of the securities being registered are as follows. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                                                AMOUNT
                                                                                ------
Securities and Exchange Commission registration fee                             $23,234
Legal fees and expenses                                                          10,000
Accounting fees and expenses                                                     10,000
Miscellaneous                                                                     6,766
                                                                               --------
          Total                                                                 $50,000
                                                                               ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Delaware General Corporation Law and the Company's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Company and to its stockholders and provide for indemnification of the Company's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Company also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Company's Certificate of Incorporation, By-Laws and Form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.9 hereto, respectively.

         Thermo Electron Corporation has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Company, against certain liabilities which might be incurred in connection with the performance of their duties.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         In December 1995, the businesses of a wholly owned subsidiary of Thermo Instrument were contributed to the Company in exchange for 44,998,500 shares of Common Stock; in August 1995, the Company issued 1,500 shares of Common Stock to such subsidiary for $.01 per share at the time of the incorporation of the Company. Exemption from registration for these transactions is claimed under
Section 4(2) of the Securities Act.

         In October 1995, the Company issued $96,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures") at par pursuant to a subscription agreement with Lehman Brothers International (Europe), NatWest Securities Limited and Raymond James & Associates Inc. $57,300,000 principal amount of Debentures was sold to non-U.S. persons in reliance upon Regulation S under the Securities Act and $38,950,000 principal amount of Debentures was sold pursuant to Regulation D under the Securities Act.

ITEM 16. EXHIBITS.

         (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

         (b) Financial Statement Schedule and the Report of Independent Public Accountants on such Schedule are included in this Registration Statement as of December 28, 1996. All other schedules are omitted as not applicable or not required under Regulation S-X.

ITEM 17. UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers for sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 28th day of April, 1997.

                                   THERMO OPTEK CORPORATION

                                   By:   EARL R. LEWIS*
                                         ------------------------------------
                                         Earl R. Lewis
                                         President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                   TITLE                              DATE
---------                                   -----                              ----

   DR. RICHARD W.K. CHAPMAN*                President, Chief Executive         April 28, 1997
-------------------------------             Officer and Director (Principal
   Dr. Richard W. K. Chapman                Executive Officer)


    JOHN N. HATSOPOULOS*                    Vice President and Chief           April 28, 1997
-------------------------------             Financial Officer (Principal
    John N. Hatsopoulos                     Financial Officer)


    /s/PAUL F.KELLEHER                      Chief Accounting Officer           April 28, 1997
-------------------------------            (Principal Accounting Officer)
       Paul F. Kelleher

    ARVIN H. SMITH*                         Chairman of the Board              April 28, 1997
-------------------------------             and Director
    Arvin H. Smith

   DR. GEORGE N. HATSOPOULOS*               Director                           April 28, 1997
-------------------------------
   Dr. George N. Hatsopoulos

   FRANK JUNGERS*                           Director                           April 28, 1997
-------------------------------
   Frank Jungers

   ANTHONY J. PELLEGRINO*                   Director                           April 28, 1997
-------------------------------
   Anthony J. Pellegrino

   DR. MICHAEL E. PORTER*                   Director                           April 28, 1997
-------------------------------
   Dr. Michael E. Porter

                  The undersigned Paul F. Kelleher, by signing his name hereto, does hereby execute this Post-Effective Amendment No. 1 to Registration Statement on behalf of each of the above-named persons pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.

                                                 /s/ Paul F. Kelleher
                                                 ------------------------
                                                     Paul F. Kelleher
                                                     Attorney-in-Fact

                    Report of Independent Public Accountants


To the Shareholders and Board of Directors of Thermo Optek Corporation:

        We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Thermo Optek Corporation's Form S-1, and have issued our report thereon dated February 11, 1997. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. Thermo Optek Corporation's schedule of Valuation and Qualifying Accounts, included in Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the consolidated financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                                       Arthur Andersen LLP



Boston, Massachusetts
February 11, 1997

SCHEDULE II




                            THERMO OPTEK CORPORATION

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)


                                      Balance at           Provision                    Accounts                     Balance
                                      Beginning            Charged to      Accounts      Written                     at End
                                       of Year              Expense        Recovered       Off         Other (a)     of Year
                                       -------              -------        ---------    --------       ---------     -------

YEAR ENDED
  DECEMBER 28, 1996

    Allowance for
      Doubtful
        Accounts                        $5,669             $  907          $  (30)       $(2,687)       $  577        $4,436

YEAR ENDED
  DECEMBER 30, 1995

    Allowance for
      Doubtful
        Accounts                        $2,783             $  378          $   32        $  (788)       $3,264        $5,669

YEAR ENDED
  DECEMBER 31, 1994

    Allowance for
      Doubtful
        Accounts                        $2,649             $  521          $   69        $  (373)       $  (83)       $2,783


(a) Includes allowance of businesses acquired during the year as described in
Note 2 to Consolidated Financial Statements in the Registrant's 1996 Annual Report to Shareholders and the effect of foreign currency translation.

                                  EXHIBIT INDEX

         Each exhibit listed below which is marked by an asterisk (*) is incorporated by reference to the corresponding numbered exhibit in the Company's Registration Statement on Form S-1 (File No. 333-03630).


  EXHIBIT                                                                                         SEQUENTIAL
   NO.                         DESCRIPTION OF EXHIBIT                                              PAGE  NO.
   ---                         ----------------------                                             -----------

   2.1           Stock Purchase Agreement dated as of November 4, 1996, among Thermo
                 Instrument Systems Inc., SID Instruments Inc., and ATI Acquisition
                 Corp. (filed as Exhibit 2.1 to the Company's Quarterly Report on
                 Form 10-Q for the quarter ended September 28, 1996 [File No.
                 1-11757] and incorporated herein by reference)

   2.2           Stock Purchase Agreement dated as of November 4, 1996, between
                 Thermo Instrument and the Company (filed as Exhibit 2.2 to the
                 Company's Quarterly Report on Form 10-Q for the quarter ended
                 September 28, 1996 [File No. 1-11757] and incorporated herein by reference)

   3.1*          Certificate of Incorporation, as amended, of the Company

   3.2*          By-laws of the Company

   4*            Specimen Common Stock Certificate

   5#            Opinion of Seth H. Hoogasian, Esq.

   10.1*         Corporate Services Agreement dated as of August 18, 1995 between
                 Thermo Electron and the Company

   10.2          Thermo Electron Corporate Charter, as amended and restated effective
                 January 3, 1993 (incorporated by reference herein from Exhibit 10.1 to Thermo Electron's Annual Report on from 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002])

   10.3*         Tax Allocation Agreement dated as of August 18, 1995 between Thermo
                 Instrument and the Company

   10.4          Amended and Restated Master Repurchase Agreement dated as of
                 December 28, 1996 between Thermo Electron and the Company
                 (incorporated by reference herein from Exhibit 10.4 to the Company's
                 Annual Report on Form 10-K for the fiscal year ended December 28,
                 1996 [File No. 1-11757])

   10.5*         Master Guarantee Reimbursement Agreement dated as of August 18,
                 1995, between Thermo Electron, Thermo Instrument, and the Company

  EXHIBIT                                                                                     SEQUENTIAL
    NO.                           DESCRIPTION OF EXHIBIT                                       PAGE NO.
    ---                           ----------------------                                       --------

   10.5A*        Master Guarantee Reimbursement Agreement dated as of August 18, 1995 between Thermo Instrument and the Company

   10.6*         Equity Incentive Plan of the Company In addition to the stock-based compensation plans of the Registrant, the executive officers of the
                 Registrant may be granted awards under stock-based compensation plans of Thermo Electron and Thermo Instrument for services rendered to the Registrant or such affiliated corporations. Thermo Electron's plans were filed as Exhibits 10.21 through 10.44 to the Annual
                 Report on Form 10-K of Thermo Electron for the fiscal year ended
                 December 30, 1995 [File No. 1-8002] and as Exhibit 10.19 to the
                 Annual Report on Form 10-K of Trex Medical Corporation for the
                 fiscal year ended September 28, 1996 [File No. 1-11827], and Thermo
                 Instrument's plans were filed as Exhibits 10.18 through 10.27 to the
                 Annual Report on Form 10-K of Thermo Instrument for the fiscal year ended December 28, 1996 [File No. 1-9786], and are incorporated herein by reference.

   10.7*         Deferred Compensation Plan for Directors of the Company

   10.8*         Directors Stock Option Plan of the Company

   10.9*         Form of Indemnification Agreement for Officers and Directors

   10.10*        Fiscal Agency Agreement dated as of October 12, 1995 between the
                 Company and The Chase Manhattan Bank (formerly Chemical Bank)

   10.11*        Stock Purchase Agreement dated as of April 11, 1996 between the
                 Company and Thermo Instrument

   10.12*        Asset Transfer Agreement dated as of December 31, 1995, by and among the Company, Nicolet Instrument Corporation and Thermo Instrument

   10.13*        Indemnification Agreement dated as of November 4, 1996, between
                 Thermo Instrument and the Company (incorporated by reference herein from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for
                 the quarter ended September 28, 1996 [File No. 1-11757])

  EXHIBIT                                                                                           SEQUENTIAL
    NO.                           DESCRIPTION OF EXHIBIT                                             PAGE  NO.
    ---                           ----------------------                                             ---------

   10.14         Restated Stock Holdings Assistance Plan and Form of Promissory Note
                 (incorporated by reference herein from Exhibit 10.15 to the
                 Company's Annual Report on Form 10-K for the fiscal year ended
                 December 28, 1996 [File No. 1-11757])

   11            Computation of Earnings per Share

   21            Subsidiaries of the Company (incorporated by reference herein from
                 Exhibit 21 to the Company's Annual Report on Form 10-K for the
                 fiscal year ended December 28, 1996 [File No. 1-11757])

   23.1          Consent of Arthur Andersen LLP

   23.2#         Consent of Seth H. Hoogasian, Esq. (contained in Exhibit 5)

   24            Power of Attorney (See Signature Page of this Registration
                 Statement)

--------------------------

#   Previously filed as part of this registration statement.